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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                         PREMISYS COMMUNICATIONS, INC.
                           (Name of Subject Company)

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                         PREMISYS COMMUNICATIONS, INC.
                      (Name of Person(s) Filing Statement)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

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                                    74058410
                     (CUSIP Number of Class of Securities)

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                                John J. Hagedorn
                            Chief Financial Officer
                         Premisys Communications, Inc.
                              48664 Milmont Drive
                               Fremont, CA 94538
                                 (510) 353-7600
            (Name, address and telephone number of person authorized
     to receive notice and communications on behalf of the person(s) filing statement)

                            ------------------------

                                WITH COPIES TO:

                              Gail E. Suniga, Esq.
                          Eileen Duffy Robinett, Esq.
                                John Platz, Esq.
                               Fenwick & West LLP
                              Two Palo Alto Square
                          Palo Alto, California 94306
                                 (650) 494-0600

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Premisys Communications, Inc., a corporation formed under the laws of the State of Delaware ("Premisys" or the "Company"). The address of the principal executive offices of the Company is 48664 Milmont Drive, Fremont, California 94538. The title of the class of equity securities to which this Solicitation/Recommendation Statement on
Schedule 14D-9 (this "Statement" or "Schedule 14D-9") relates is the Company's Common Stock, $0.01 par value (the "Common Stock" or the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

    This Schedule 14D-9 relates to the tender offer by Zhone
Technologies, Inc., a Delaware corporation ("Parent" or "Zhone"), and Zhone Acquisition Corp., a Texas corporation and wholly owned subsidiary of Parent ("Purchaser"), to purchase all of the outstanding Shares held by the Company's stockholders at $10.00 per Share (the "Offer Price" or "Merger Consideration"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated October 27, 1999 (as amended or supplemented, the "Offer to Purchase") and in the related Letter of Transmittal (as amended or supplemented, the "Letter of Transmittal," which together with the Offer to Purchase, constitute the "Offer"), copies of which are to be delivered to the Company's stockholders and are to be a part of Parent's Tender Offer Statement on Schedule 14D-1 dated October 27, 1999 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by the Commission thereunder. All references to the Shares in this Statement include the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement (the "Rights Agreement"), dated as of September 18, 1998, as amended on October 20, 1999, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

    The Offer is being made by the Purchaser pursuant to the Agreement and Plan of Merger, dated as of October 20, 1999 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, as promptly as practicable after the purchase of Shares pursuant to the Offer (or the expiration of the Offer and subsequent receipt of approval by the Company's stockholders) and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and in accordance with the applicable provisions of the Texas Business Corporation Act (the "TBCA") and the General Corporation Law of the State of Delaware (the "DGCL"), the Company will be merged with and into Purchaser (the "Merger"), the separate corporate existence of the Company will cease and Purchaser will continue as the surviving corporation (the "Surviving Corporation") and will continue to be the wholly owned subsidiary of Parent. Notwithstanding the foregoing, the Merger Agreement provides that Parent may elect at any time prior to the Merger to merge Purchaser with and into the Company instead of merging the Company with and into Purchaser, in which case the Company would be the Surviving Corporation. At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares owned by the Company or any subsidiary of the Company or by Parent, Purchaser or any subsidiary of Parent immediately prior to the Effective Time (the "Ineligible Shares") and Shares held by Company stockholders who properly perfect their dissenters' rights under the DGCL (the "Dissenting Shares")) will be converted automatically into the right to receive the Offer Price, without interest. The Merger Agreement, a copy of which is incorporated by reference as Exhibit 7 hereto, is summarized in Item 3(b)(2) below.

    Pursuant to a Company Option Agreement dated as of October 20, 1999 among Parent, Purchaser and the Company (the "Company Option Agreement"), the Company has granted to Purchaser an option (the "Company Option") to purchase that number of Shares (the "Company Option Shares") equal to the lowest number of Shares that, when added to the number of Shares owned by Purchaser at the time of exercise of the Company Option, constitutes one share more than 90% of the Shares then outstanding (assuming issuance of the Company Option Shares) at a price equal to $10.00 per share. The Company

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Option is not exercisable unless at least 85%, but less than 90%, of the Shares outstanding are tendered to Purchaser in the Offer. The Company Option Agreement is incorporated by reference as Exhibit 8 hereto and is summarized in
Item 3(b)(2) below.

    In order to induce Parent and Purchaser to enter into the Merger Agreement, Raymond C. Lin, the Chairman of the Company's Board of Directors, Nicholas J. Williams, the Company's President and Chief Executive Officer, and Boris J. Auerbuch, the Company's former Chief Technical Officer, have entered into a Stockholders Agreement dated as of October 20, 1999 with Parent and Purchaser (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement,
Raymond C. Lin, Boris J. Auerbuch and Nicholas J. Williams (the "Selling Stockholders") have agreed (i) to tender and sell all of their Shares to Purchaser in accordance with the terms of the Offer and (ii) not to sell or otherwise transfer or dispose of any interest in the Shares they hold to any person other than pursuant to the Offer and the Merger or to take certain other actions that might affect the Offer or the Merger. The Stockholders Agreement is incorporated by reference as Exhibit 9 hereto and is summarized in Item 3(b)(2) below.

    The address of the principal executive offices of Parent and Purchaser is 7677 Oakport Street, Suite 1040, Oakland, California 94621.

ITEM 3.  IDENTITY AND BACKGROUND.

    (A) NAME AND ADDRESS. The name and address of the Company, which is the person filing this Schedule 14D-9, is set forth in Item 1 above. All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Purchaser or Parent, or actions or events with respect to either of them, was provided by Purchaser or Parent, respectively, and the Company takes no responsibility for such information. Information contained in this Statement with respect to the Company and its advisors has been provided by the Company.

    (B)(1) AGREEMENTS AND POTENTIAL CONFLICTS OF INTEREST BETWEEN THE COMPANY AND CERTAIN OF ITS AFFILIATES. Certain contracts, agreements, arrangements or understandings between the Company and certain of its executive officers, directors or affiliates are described in the Information Statement, dated October 27, 1999, included as Annex A to this Schedule 14D-9 and incorporated into this Statement by reference. The Information Statement is also being furnished to the Company's stockholders pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 issued under the Exchange Act in connection with Parent's right (after consummation of the Offer) to designate persons to be appointed to the Board of Directors of the Company (the "Board") other than at a meeting of the stockholders of the Company. In considering the recommendations of the Board, the stockholders of the Company should be aware that certain members of the Board and certain of the Company's officers have interests in the Merger and the Offer that are described herein and in the Information Statement and incorporated by reference in this Statement and which may present them with certain conflicts of interest. For example, the consummation of the Offer and/or the Merger will accelerate the vesting of unvested stock options for certain officers and directors of the Company and may result in severance payments to certain officers if they are terminated in connection with the Offer and/or Merger. See "Employment Agreements and Change of Control Arrangements" and "Board Compensation" contained in the Information Statement. Each of the members of the Board was aware of these potential conflicts at the time the Board approved the Offer and the Merger, and considered them along with the other factors described in Item 4(b) below. Other such contracts, agreements, arrangements and understandings known to the Company are described below.

    ACCELERATED VESTING OF CERTAIN UNVESTED STOCK OPTIONS. The consummation of the Merger will cause all outstanding but unvested options issued pursuant to the Company's 1995 Directors Stock Option Plan to accelerate vesting and become exercisable in full. In addition, the options held by John J. Hagedorn, the Company's Chief Financial Officer, accelerate vesting in full if the Company is acquired and Mr. Hagedorn is not named Chief Financial Officer of the combined companies. See "Security Ownership of Certain Beneficial Owners and Management" contained in the Information Statement for the aggregate number of

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options that will become exercisable as a result of the consummation of the
Offer and/or the Merger for each of the Company's executive officers and directors.

    TREATMENT OF STOCK OPTIONS. Prior to the Effective Time, each option to purchase Shares granted pursuant to the Company's stock option plans ("Options") may be exercised to the extent such Option is vested. Simultaneously with the Merger, each outstanding Option will be canceled, and each holder of any Option, to the extent the Option is vested, will be paid by the Purchaser promptly after the Effective Time an amount determined by multiplying (i) the excess, if any, of the Merger Consideration over the exercise price of the Option by (ii) the number of shares of the Company's Common Stock the holder could have purchased had the holder exercised the Option immediately prior to the Effective Time. Any payment will be subject to all applicable federal, state and local tax withholding requirements. Unvested Options held by certain of the Company's executive officers and directors will be accelerated or otherwise become exercisable as a result of the Offer and/or the Merger as described above. Except as otherwise agreed to by the Company and Parent, the Company's stock option plans and stock purchase plan will terminate as of the Effective Time and any and all rights under any provisions in any other plan, program or arrangement providing for the issuance or grant of any interest in respect of the capital stock of the Company or any of the Company's subsidiaries will be canceled as of the Effective Time.

    TERMINATION OF EMPLOYEE STOCK PURCHASE PLAN. Prior to the Effective Time, the Company will shorten the current offering period under the Company's stock purchase plan and terminate that plan as of the Effective Time. These actions will result in current offering period participants, including officers and directors, if any, receiving benefits under the stock purchase plan earlier than would be anticipated if the plan had not been terminated.

    SEVERANCE PAYMENTS. Certain executive officers are entitled to receive severance payments in the event their employment with the Company is terminated by the Company without cause or they resign for good reason pursuant to the terms of their employment or severance agreements. See "Employment Agreements and Change of Control Arrangements" contained in the Information Statement regarding certain severance arrangements the Company has entered into with John J. Hagedorn, Nicholas J. Williams and Claude Dupuis.

    INDEMNITY AND INSURANCE PURSUANT TO THE TERMS OF THE MERGER
AGREEMENT. Parent has agreed, and to cause Purchaser, to maintain in effect for a period of six years after the Effective Time (i) the current provisions regarding indemnification that may be in the Company's charter documents or agreements entered into with current or former officers and directors and
(ii) subject to a cap on premiums, the current directors' and officers' insurance policies with respect to acts or failures to act prior to or as of the Effective Time. Each of the officers and directors of the Company have entered into an Indemnity Agreement with the Company in the form incorporated by reference as Exhibit 15 to this Statement providing for indemnification of each such officer or director to the fullest extent allowed by applicable law.

    (B)(2) AGREEMENTS AND POTENTIAL CONFLICTS OF INTEREST AMONG THE COMPANY, PURCHASER AND PURCHASER'S AFFILIATES.

    Parent, Purchaser and the Company entered into the Merger Agreement on October 20, 1999. In connection with the Merger Agreement, Purchaser entered into the Company Option Agreement and the Stockholders Agreement. The following is a summary of the material terms of the Merger Agreement, the Company Option Agreement and the Stockholders Agreement. Such summary is not a complete description of these agreements and is qualified in its entirety by reference to the complete texts of the agreements, copies of which are incorporated by reference as exhibits to this statement and are incorporated by reference herein. Capitalized terms not otherwise defined herein shall have the meanings set forth in the agreements.

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    THE MERGER AGREEMENT.

    GENERAL. The purpose of the Offer, the Company Option Agreement and the Stockholders Agreement is to enable Purchaser to acquire, in one or more transactions, control of, and the entire equity interest in, the Company. The purpose of the Merger is for Purchaser to acquire all Shares not purchased pursuant to the Offer and the Company Option. The acquisition of the entire equity interest in the Company is structured as a cash tender offer followed by a merger in order to provide a prompt and orderly transfer of ownership of the Company from the public stockholders to Purchaser.

    If the Offer is consummated with Purchaser owning at least 90% of the then outstanding Shares, Purchaser will be able to approve the Merger Agreement and the Merger and to effect the Merger pursuant to the "short-form" merger provisions of the TBCA and the DGCL without prior notice to, or any action by, any other stockholder of the Company. Purchaser need not purchase any shares unless at least 75% of the Shares on a fully diluted basis are tendered in the Offer (the "Minimum Condition"). If the Minimum Condition is satisfied, Purchaser will own at least 75% of the then outstanding Shares on a fully diluted basis and will be able to cast sufficient votes to approve the Merger at a special stockholders' meeting called for such purpose.

    Upon consummation of the Merger, the Surviving Corporation will be a wholly owned subsidiary of Parent. The Offer is being made pursuant to the Merger Agreement.

    THE OFFER. The Merger Agreement provides for the commencement of the Offer, in connection with which Parent and Purchaser have expressly reserved the right to waive conditions of the Offer (except as set forth below with respect to the Minimum Condition), in whole or in part, at any time and from time to time in their sole discretion. Purchaser has agreed that it will not, without the prior written consent of the Company, (i) decrease the price per Share payable in the Offer, (ii) decrease the number of Shares sought pursuant to the Offer below a majority of the total issued and outstanding Shares on a fully diluted basis or change the form of consideration payable in the Offer, (iii) change or amend the conditions to the Offer or impose additional conditions to the Offer,
(iv) except as provided below, change the expiration date of the Offer, or
(v) otherwise amend, add or waive any term or condition of the Offer in any manner adverse to the holders of Shares. The obligation of Purchaser to consummate the Offer and to accept for payment and to pay for any Shares tendered pursuant to the Offer will be subject only to the conditions set forth below under "Certain Conditions of the Offer."

    So long as the Merger Agreement is in effect and the conditions to the Offer have not been satisfied or waived, Purchaser may, from time to time, extend the expiration of the Offer for up to ten additional business days (but in no event shall such extensions exceed, in the aggregate, 30 business days without the Company's prior written consent, and in no event shall Purchaser be required to extend the Offer beyond March 31, 2000). Additionally, so long as the Merger Agreement is in effect and the conditions to the Offer (other than the Minimum Condition) have been satisfied or waived and if the number of Shares that have been validly tendered and not withdrawn represent at least a majority of the then issued and outstanding Shares on a fully diluted basis and Purchaser does not elect to reduce the Minimum Condition and consummate the Offer, Purchaser shall, at the Company's request on up to three occasions, extend the expiration date of the Offer for up to ten additional business days (but in no event shall such extensions exceed, in the aggregate 30 business days, and in no event shall Purchaser be required to extend the offer beyond March 31, 2000). Moreover, so long as the Merger Agreement is in effect and the conditions to the Offer have been satisfied or waived, Purchaser may, without the consent of the Company, extend the Offer for an aggregate period of not more than ten business days (for all such extensions) beyond the originally scheduled expiration date of the Offer if the number of Shares that have been validly tendered and not withdrawn represent less than 90% of the then issued and outstanding Shares. Notwithstanding the foregoing, Purchaser may, without the consent of the Company, extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer.

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    BOARD REPRESENTATION.  Promptly upon the purchase by Purchaser pursuant to the Offer and the Company Option of a number of Shares at least equal to the Minimum Condition, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as will give Purchaser representation on the Board equal to the product of the number of directors on the Board (determined after giving effect to the directors elected pursuant to this provision) and the percentage that such number of Shares so purchased bears to the number of Shares outstanding, and the Company shall, upon request by Purchaser, promptly increase the size of the Board or use its best efforts to secure the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and shall cause Purchaser's designees to be so elected. The Company's obligations to appoint designees to the Board shall be subject to Section 14(f) of the Exchange Act. The Company shall take all actions necessary to effect any such election or appointment of Purchaser's designees, including mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder together with the Schedule 14D-9.

    Notwithstanding the foregoing, neither Parent nor Purchaser will take any action to prevent at least one person who is a director of the Company on the date hereof from remaining as a director of the Company (each a " Continuing Director") until the Effective Time. Following the election or appointment of Purchaser's designees pursuant to the preceding paragraph and prior to the Effective Time, and so long as there shall be at least one Continuing Director, the approval of a majority of the Continuing Directors shall be required to authorize any resolution with respect to any amendment or termination of the Merger Agreement by the Company.

    THE MERGER. The Merger Agreement provides that upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the relevant provisions of the TBCA and the DGCL, the Company shall be merged with and into Purchaser as soon as practicable following the satisfaction or waiver, if permissible, of the conditions to the Merger. Purchaser shall be the Surviving Corporation and shall continue its existence under the laws of Texas, and the Articles of Incorporation and the Bylaws of Purchaser as in effect immediately prior to the Effective Time shall be the Articles of Incorporation and Bylaws of the Surviving Corporation (except that the name of the Surviving Corporation may be Premisys Communications, Inc.). Notwithstanding the foregoing, the Merger Agreement provides that Parent may elect at any time prior to the Merger to merge Purchaser with and into the Company instead of merging the Company with and into Purchaser as provided above. The directors and officers of Purchaser immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation until their death, permanent disability, resignation or removal or until their respective successors are duly elected and qualified. All Shares issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser or any subsidiary of Parent, Purchaser or the Company or held in the treasury of the Company, all of which shall be canceled, and other than Dissenting Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive in cash the Merger Consideration, upon the surrender of the certificates representing such Shares. To effect the Merger, Purchaser and the Company shall file (i) with the Secretary of State of the State of Delaware, a Certificate of Merger or other appropriate documents executed in accordance with the relevant provisions of the DGCL and shall make all other filings, recordings or publications required under the DGCL in connection with the Merger and (ii) with the Secretary of State of the State of Texas, Articles of Merger or other appropriate documents executed in accordance with the relevant provisions of the TBCA and shall make all other filings, recordings or publications required under the TBCA in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger and the Articles of Merger are duly filed with the Delaware and Texas Secretaries of State, respectively, or at such other time as the parties may agree and specify in the Certificate of Merger and the Articles of Merger.

    TERMINATION OF STOCK OPTIONS, STOCK OPTION PLANS AND STOCK PURCHASE PLAN. Simultaneously with the Merger, each outstanding option to purchase a Share under the Company's stock option plans shall be

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canceled, and each holder of any such vested option shall be paid by the
Surviving Corporation promptly after the Effective Time for each such vested option an amount determined by multiplying (a) the excess, if any, of the Merger Consideration over the applicable exercise price of such option by (b) the number of Shares such holder could have purchased had such holder exercised such option immediately prior to the Effective Time. Any such payment shall be subject to all applicable federal, state and local tax withholding requirements. No unvested options shall be accelerated or otherwise become exercisable as a result of the Offer or the Merger, except to the extent that the Company's 1995 Directors Stock Option Plan or any of the employment or severance agreements listed on a schedule to the Merger Agreement provide otherwise. Except as otherwise agreed to by the parties, the Company's stock option plans and the Company's employee qualified stock purchase plan shall terminate as of the Effective Time and any and all rights under any provisions in any other plan, program or arrangement providing for the issuance or grant of any interest in respect of the capital stock of the Company or any of its subsidiaries shall be canceled as of the Effective Time.

    The Company has agreed that prior to the Effective Time, the Company will take all actions necessary to (a) shorten the offering period under the Company's employee qualified stock purchase plan in which the Effective Time occurs so that such offering period terminates on the day immediately prior to the Effective Time and (b) terminate the stock purchase plan effective as of the Effective Time. Participants in the stock purchase plan will have the opportunity to exercise their rights to purchase Shares under the stock purchase plan prior to the termination of the plan.

    STOCKHOLDER MEETING; RECOMMENDATION TO STOCKHOLDERS. Unless the Merger is consummated in accordance with the "short-form" merger provisions under the TBCA or the DGCL, the Company, acting through the Company Board, shall, in accordance with applicable law, duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") as soon as practicable following the consummation of the Offer for the purpose of adopting the agreement and plan of merger set forth in the Merger Agreement, and subject to the fiduciary duties of the Company Board under applicable law as determined in good faith by the Company Board, include in the Company's proxy statement for the Special Meeting the recommendation of the Company Board that stockholders of the Company vote in favor of the adoption of the plan of merger set forth in the Merger Agreement. Parent and Purchaser have agreed that, at the Special Meeting, all of the Shares acquired pursuant to the Offer or otherwise by Parent or Purchaser or any of their affiliates will be voted in favor of the Merger.

    If Purchaser or any other direct or indirect subsidiary of Parent shall acquire at least 90% of the outstanding shares of each class of capital stock of the Company, each of Parent, Purchaser and the Company shall take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after the consummation of the Offer, without a meeting of stockholders of the Company, in accordance with the TBCA and the DGCL.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by the Company with respect to corporate existence and good standing, subsidiaries, capital structure, authority and no conflicts, Commission reports and financial statements, information supplied, title to and condition of assets, real property, compliance with applicable laws, regulatory matters, litigation, taxes, absence of certain changes or events, vote required, state takeover statutes, intellectual property, contracts, insurance, employee benefit plans, labor matters, environmental matters, Year 2000 compliance, brokers or finders, opinion of financial advisor and other matters.

    Purchaser and Parent have also made certain representations and warranties with respect to corporate existence and good standing, authority and no conflicts, information supplied, brokers or finders, availability of funds, litigation and other matters.

    CONDUCT OF BUSINESS AND OTHER COVENANTS PENDING THE MERGER. The Company has agreed that during the period from the date of the Merger Agreement until the Effective Time, the Company will conduct,

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and will cause each of its subsidiaries to conduct, its operations according to its ordinary and usual course of business and consistent with past practice (except as expressly permitted by the Merger Agreement), and the Company will use, and will cause each of its subsidiaries to use, its best efforts to preserve intact its business organization, to keep available the services of its current officers and employees and to preserve the goodwill of, and maintain satisfactory relationships with, those having business relationships with the Company and its subsidiaries. The Company has agreed to promptly advise Parent and Purchaser in writing of any change in the Company's or any of its subsidiaries' condition (financial or otherwise), properties, customer or supplier relationships, assets, liabilities, business prospects or results of operations which may reasonably be likely to have a material adverse effect on the Company.

    In addition, without limiting the generality of the foregoing and except as otherwise expressly provided in or contemplated by the Merger Agreement, during the period specified in the first sentence of the preceding paragraph, the Company has agreed that, without the prior written consent of Parent, it will not (and will not permit any of its subsidiaries to): (a) amend or otherwise change its certificate of incorporation or bylaws; (b) except as contemplated by the Merger Agreement, amend the Rights Agreement or take any action with respect to, or make any determination under, the Rights Agreement, including a redemption of the Rights to facilitate an Alternative Transaction (as defined below); (c) issue or sell or authorize for issuance or sale (other than any issuance of Shares upon the exercise of any outstanding option to purchase Shares which option was issued prior to the date hereof in accordance with the terms of the relevant stock option agreement), or grant any options or make other agreements with respect to, any shares of its capital stock or any other of its securities; (d) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise with respect to any of its capital stock; (e) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;
(f) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except (i) short-term borrowings incurred in the ordinary course of business consistent with past practice and (ii) intercompany indebtedness between the Company and any of its subsidiaries or among any of the Company's subsidiaries;
(g) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any corporation, partnership, other business organization or any division thereof or any material amount of assets;
(ii) enter into any contract or agreement other than in the ordinary course of business consistent with past practice; (iii) authorize any capital commitment which is in excess of $100,000 or capital expenditures which are, in the aggregate, in excess of $250,000; or (iv) enter into or amend any contract, agreement, commitment or arrangement with respect to any indebtedness or responsibility for the obligations of any person or any matter referenced in this clause (g); (h) sell, lease, license, mortgage, pledge or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets, other than sales or licenses of products in the ordinary course of business consistent with past practice; (i) take any action, other than in the ordinary course of business consistent with past practice, with respect to accounting policies or procedures (including, without limitation, procedures with respect to the payment of accounts payable and collection of accounts receivable); (j) make any tax election or settle or compromise any federal, state, local or foreign tax liability; (k) settle or compromise any pending or threatened suit, action or claim which is material or which relates to any of the transactions contemplated by the Merger Agreement; (l) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the Company's most recent quarterly balance sheet or subsequently incurred in the ordinary course of business consistent with past practice; (m) except in connection with the sale or license of the Company's products in the ordinary course of business consistent with past practice, sell, assign, transfer, license, sublicense, pledge or otherwise encumber any of the Company's intellectual property rights;
(n) except as required by law or as contemplated on a schedule to the Merger Agreement, enter into, adopt, amend or terminate any Company benefit plan or any other agreement, arrangement, plan or policy involving the Company or any of its subsidiaries, and one or more of its directors, officers, employees or consultants, or materially change any actuarial or other assumption used to calculate funding obligations with respect to any pension plan, or change the manner in which contributions to any pension plan are made or the basis on which such contributions are determined; provided, however, that the Company shall be permitted to submit to its stockholders for their consideration the amendments to the Company's stock option plan and the Company's employee qualified stock purchase plan described on a schedule to the Merger Agreement if the Offer has not been consummated within 50 business days after the commencement date of the Offer; (o) except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not materially increase benefits or compensation expenses of the Company or its subsidiaries, or as contemplated hereby or by the terms of any employment agreement in existence on the date hereof, increase the cash compensation of any director, officer or other key employee or pay any benefit or amount not required by a plan or arrangement as in effect on the date of the Merger Agreement to any such person; except that the Company may hire up to 20 persons (none of whom shall be officers of the Company) on an at will basis (with no employment, severance or similar agreements) and grant to such persons options to purchase up to 200,000 Shares in the aggregate; provided that no portion of any such options shall vest or otherwise become exercisable (including, without limitation, as a result of the Offer or the Merger) within one year of the date of hire; provided further that the Company shall notify each such person prior to hiring that the options being granted shall be canceled for no value upon the consummation of the transactions contemplated by the Merger Agreement; and provided further that any such hiring at an annual salary in excess of $110,000 shall be subject to the prior approval of Parent, which approval shall not be unreasonably withheld; or (p) announce an intention, commit or agree to do any of the foregoing.

    In addition, the Company has agreed that it will not take any action that would reasonably be expected to result in (i) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect or
(iii) any of the conditions to the Offer or the Merger not being satisfied.

    NO SOLICITATION. The Merger Agreement provides that the Company and the Company's subsidiaries and their respective directors and officers shall not, and the Company shall direct and use its best efforts to cause the employees, representatives and agents of the Company and the Company's subsidiaries not to, directly or indirectly, solicit or encourage the initiation of (including by way of furnishing information) any inquiries or proposals regarding any merger, sale of assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transactions involving the Company or any of its subsidiaries that if consummated would constitute an Alternative Transaction (as defined below) (any of the foregoing inquiries or proposals being referred to herein as a "Company Takeover Proposal"). Nothing contained in the Merger Agreement shall prevent the Board from (i) furnishing information to a third party which has made a bona fide Company Takeover Proposal that is a Superior Proposal (as defined below) not solicited in violation of the Merger Agreement, provided that such third party has executed an agreement with confidentiality provisions substantially similar to those then in effect between the Company and Parent or (ii) subject to compliance with the other terms of the "no solicitation" section of the Merger Agreement, considering and negotiating a bona fide Company Takeover Proposal that is a Superior Proposal not solicited in violation of the Merger Agreement; provided that, as to each of clauses (i) and
(ii), the Board reasonably determines in good faith (after due consultation with independent counsel) that it is or is reasonably likely to be required to do so in order to discharge properly its fiduciary duties. For purposes of the Merger Agreement, a "Superior Proposal" means any proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, all of the equity securities of the Company entitled to vote generally in the election of directors or all or substantially all the assets of the Company, on terms which the Board reasonably believes (after consultation with a financial advisor of nationally recognized reputation) to be more favorable from a financial point of view to its stockholders than the Offer and the Merger taking into account at the time of determination all factors relating to such proposed transaction deemed relevant by the Board, including, without limitation, the financing thereof, the proposed timing thereof and all other conditions thereto and any changes to the financial terms of the Merger Agreement proposed by Parent and Purchaser. "Alternative Transaction" means any of (i) a transaction pursuant to which any person (or group of persons) other than Parent or its affiliates (a "Third Party") acquires or would acquire more than 10% of the outstanding shares of any class of equity securities of the Company, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving the Company pursuant to which any Third Party acquires more than 10% of the outstanding equity securities of the Company or the entity surviving such merger or business combination, (iii) any transaction pursuant to which any Third Party acquires or would acquire control of assets (including for this purpose the outstanding equity securities of subsidiaries of the Company and securities of the entity surviving any merger or business combination including any of the subsidiaries of the Company) of the Company or any of its subsidiaries having a fair market value (as determined by the Board in good faith) equal to more than 10% of the fair market value of all the assets of the Company and its subsidiaries, taken as a whole, immediately prior to such transaction, or (iv) any other consolidation, business combination, recapitalization or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement.

    The Company shall immediately notify Parent and Purchaser after receipt of any Company Takeover Proposal, or any modification of or amendment to any Company Takeover Proposal, or any request for nonpublic information relating to the Company or any of its subsidiaries in connection with a Company Takeover Proposal or for access to the properties, books or records of the Company or any subsidiary by any person or entity that informs the Board or such subsidiary that it is considering making, or has made, a Company Takeover Proposal. Such notice to Parent and Purchaser shall be made orally and in writing, and shall indicate the identity of the person making the Company Takeover Proposal or intending to make the Company Takeover Proposal or requesting non-public information or access to the books and records of the Company, the terms of any such Company Takeover Proposal or modification or amendment to a Company Takeover Proposal, and whether the Company is providing or intends to provide the person making the Company Takeover Proposal with access to information concerning the Company as provided in the preceding paragraph. The Company shall also immediately notify Parent and Purchaser, orally and in writing, if it enters into negotiations concerning any Company Takeover Proposal.

    Except as set forth in the "no solicitation" section of the Merger Agreement, neither the Board nor any committee thereof shall (i) withdraw or modify, or indicate publicly its intention to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by the Board or such committee of the Offer or the Merger and related transactions, (ii) approve or recommend, or indicate publicly its intention to approve or recommend, any Company Takeover Proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, a "Company Acquisition Agreement") related to any Company Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the Effective Time the Board determines in good faith, with the advice of outside counsel, that the failure to do so could reasonably be determined to be a breach of its fiduciary duties to the Company's stockholders under applicable law, the Board may (subject to this and the following sentences) approve or recommend a Superior Proposal and, in connection therewith, withdraw or modify its approval or recommendation of the Offer or the Merger and related transactions and/or terminate the Merger Agreement (and concurrently with or after such termination, if it so chooses, cause the Company to enter into any Company Acquisition Agreement with respect to any Superior Proposal); provided that (i) the Company gives Parent at least five business days advance notice of its intent to take any of the foregoing actions and (ii) during such five business day period, the Company, if requested by Parent, negotiates in good faith with Parent to make such adjustments to the terms and conditions of the Merger Agreement as would enable the Company to proceed with the Offer and the Merger on such adjusted terms. After such five business day period, the Board may then (and only then) withdraw or modify its approval or recommendation of the Offer or the Merger and/or terminate the Merger Agreement.

    For so long as the Merger Agreement shall not have been terminated in accordance with its terms, the Board shall not redeem the Rights or waive or amend any provision of the Rights Agreement, in any such case to permit or facilitate the consummation of any Company Takeover Proposal or Alternative Transaction.

    RIGHTS AGREEMENT. The Merger Agreement provides that the Board shall take all further action, if any, necessary to render the Rights inapplicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Company Option Agreement and the Stockholders Agreement in addition to having taken all actions necessary such that under the Rights Agreement neither Parent nor Purchaser shall become an "Acquiring Person" (as defined in the Rights Agreement) and no "Distribution Date" (as defined in the Rights Agreement) shall be deemed to occur, and the Rights will not separate from the Shares by reason of the approval, execution, or delivery of the Merger Agreement or the transactions contemplated thereby and having taken all necessary action with respect to all of the outstanding Rights so that, as of immediately prior to the Effective Time and immediately prior to the consummation of the Offer, the Company will not have any obligations under the Rights or the Rights Agreement with respect to the Offer, the Merger and/or the other transactions contemplated hereby or thereby and the holders of Rights will have no rights under the Rights or the Rights Agreement with respect to the Offer, the Merger and/or the other transactions contemplated hereby or thereby.

    SHORT-TERM INVESTMENTS. The Merger Agreement provides that not later than five days prior to the earliest expiration date of the Offer, the Company shall open an account in the name of the Company at CSFB and shall deposit at least $75 million into such account consisting of cash and all of the short-term investments of the Company and its subsidiaries (including, without limitation, municipal bonds and other securities) (collectively, "Short-Term Investments"). The assets held in the CSFBC account shall remain the property of the Company, and the Company shall have absolute control over such account and shall be entitled to all interest earned on the Short-Term Investments held in the such account. The Company shall take all actions necessary to convert all of the Short-Term Investments into cash or liquid investments readily convertible into cash on demand not later than the first business day following the expiration date of the Offer. To the extent that any Short-Term Investments mature prior to the expiration date of the Offer, the Company shall deposit the funds obtained thereby into the CSFBC account in the form of cash or liquid investments readily convertible into cash on demand.

    FEES AND EXPENSES. The Merger Agreement provides that all fees and expenses incurred in connection with the Merger Agreement, the Company Option Agreement, the Stockholders Agreement and the transactions contemplated by the Merger Agreement, the Company Option Agreement and the Stockholders Agreement shall be paid by the party incurring such fees and expenses, except that under certain circumstances described in "Termination of the Merger Agreement" below, the Company may be required to pay a termination fee and except that, promptly following the Effective Time, Parent shall cause the Surviving Corporation to pay all reasonable legal, accounting and investment banker fees incurred by the Company in connection with the Merger Agreement and the transactions contemplated thereby.

    CONDITIONS TO THE MERGER. Pursuant to the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, where permissible, prior to the closing date of the Merger, of the following conditions: (a) the Company shall have obtained all approvals of holders of shares of capital stock of the Company necessary to approve the Merger Agreement and all of the transactions contemplated hereby (including the Merger); provided that this condition shall be deemed satisfied upon the consummation of the Offer; (b) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired; (c) no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other governmental entity of competent jurisdiction shall be in effect and have the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; provided, however, that the provisions of this clause shall not be available to any party whose failure to fulfill its obligations to obtain approvals and consents shall have been the cause of, or shall have resulted in, such order or injunction;
(d) all authorizations, consents, orders and approvals of, and declarations and filings with, and all expirations of waiting periods imposed by, any governmental entity which, if not obtained in connection with the consummation of the transactions contemplated hereby, could reasonably be expected to have a material adverse effect on the Company, shall have been obtained, have been declared or filed or have occurred, as the case may be, and all such required regulatory approvals shall be in full force and effect; (e) Purchaser shall have consummated the Offer; provided, however, that neither Parent nor Purchaser shall be entitled to rely on this condition if either of them shall have failed to purchase Shares pursuant to the Offer in breach of their obligations under the Merger Agreement.

    TERMINATION OF THE MERGER AGREEMENT. The Merger Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the board of directors of the terminating party or parties, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company: (a) by mutual written consent of Parent and the Company; (b) by either Parent or the Company if the Merger shall not have been consummated by March 31, 2000; provided, however, that the right to terminate the Merger Agreement under this clause shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date;
(c) by either Parent or the Company if any governmental entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties shall have used their best efforts to resist, resolve or lift, as applicable) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, the Company Option Agreement or the Stockholders Agreement and such order, decree, ruling or other action shall have become final and nonappealable; (d) by either Parent or the Company if any approval by the stockholders of the Company required for the consummation of the Merger or the other transactions contemplated hereby shall not have been obtained at a meeting of the Company's stockholders called for such purpose or any adjournment thereof by reason of the failure to obtain the required vote at a duly held meeting of stockholders or at any adjournment thereof; (e) by Parent, prior to the acceptance for payment of the number of Shares equal to the Minimum Condition (the "Minimum Shares") pursuant to the Offer, if (i) the Board or any committee thereof shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Offer or the Merger, (ii) the Board or any committee thereof shall have approved or recommended to the stockholders of the Company any Company Takeover Proposal or Alternative Transaction, (iii) the Board or any committee thereof shall have approved or recommended that the stockholders of the Company tender their Shares in any tender or exchange offer that is an Alternative Transaction, (iv) the Board or any committee thereof shall have resolved to take any of the foregoing actions, or (v) the Board or any committee thereof shall have redeemed the Rights, or waived or amended any provision of the Rights Agreement, in any such case to permit or facilitate the consummation of any Company Takeover Proposal or Alternative Transaction; (f) by the Company, prior to the acceptance for payment of the Minimum Shares pursuant to the Offer, in accordance with the provisions of the Merger Agreement described above under "No Solicitation"; provided, however, that the right to terminate the Merger Agreement pursuant to this clause shall not be available (i) if the Company has breached in any material respect its obligations under the provisions of the Merger Agreement relating to "no solicitation" or (ii) if the Company fails to pay when due the cash fee described in the next paragraph; (g) by Parent, prior to the acceptance for payment of the Minimum Shares pursuant to the Offer, upon a breach of any covenant or agreement on the part of the Company set forth in the Merger Agreement which could reasonably be expected to have a material adverse effect on the Company or a material adverse effect on the consummation of the Offer or the Merger, or if any representation or warranty of the Company shall have become inaccurate and such inaccuracy could reasonably be expected to have a material adverse effect on the Company or a material adverse effect on the consummation of the Offer or the Merger; (h) by the Company, upon a breach of any covenant or agreement on the part of Parent or Purchaser set forth in the Merger Agreement which could reasonably be expected to have a material adverse effect on Parent or a material adverse effect on the consummation of the Offer or the Merger, or if any representation or warranty of Parent or Purchaser shall have become inaccurate and such inaccuracy could reasonably be expected to have a material adverse effect on Parent or a material adverse effect on the consummation of the Offer or the Merger; or (i) by Parent or the Company, if the Offer terminates or expires on account of the failure of any condition specified in Section 15 without Purchaser having purchased any Shares thereunder (provided that the right to terminate the Merger Agreement pursuant to this clause shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of any such condition).

    In the event of termination of the Merger Agreement by either Parent or the Company, the Merger Agreement shall become void and there shall be no liability or obligation on the part of Parent or the Company or their respective officers or directors except (i) with respect to the requirement that the parties pay certain fees and expenses, including, as applicable, the cash fee described below, (ii) with respect to any liabilities or damages incurred or suffered by a party as a result of the willful breach by the other party of any of its covenants or other agreements set forth in the Merger Agreement and (iii) the Confidentiality Agreement between Parent and the Company will remain in full force and effect. In the event that (i) the Merger Agreement is terminated pursuant to clause (e) or (f) in the preceding paragraph, or pursuant to clause (g) in the preceding paragraph in the case of a material breach of the Company's obligations under the "no solicitation" provisions of the Merger Agreement, or (ii)(A) any Third Party makes a Company Takeover Proposal to the Company or its stockholders and thereafter the Merger Agreement is terminated by either party pursuant to the provisions of the Merger Agreement described in clause (b) or (d) above and (B)(x) within 12 months after the termination of the Merger Agreement any Alternative Transaction is consummated or the Company enters into any Company Acquisition Agreement, in either case with the Third Party (or any affiliate of the Third Party) that made the Company Takeover Proposal to the Company or its stockholders or (y) within nine months after the termination of the Merger Agreement any Alternative Transaction is consummated or the Company enters into any Company Acquisition Agreement, in either case with any other Third Party, then the Company shall pay Parent a cash fee of $10,000,000, which amount shall be payable by wire transfer of immediately available funds no later than (1) two business days after such termination in the case of a termination described in clause (i) above or (2) the date of consummation of such Alternative Transaction in the case of a termination described in clause (ii) above.

    CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Merger Agreement or the Offer, Purchaser will not be required to accept for payment, purchase or pay for any Shares tendered and may terminate or (subject to the terms of the Merger Agreement) amend the Offer and may postpone the acceptance for payment of and payment for any Shares, if prior to the Expiration Date and if pursuant to the Offer (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer) (i) the Minimum Condition shall not have been satisfied, (ii) any waiting period under the HSR Act shall not have expired or been terminated, or (iii) any of the following shall occur:

        (a) there shall be instituted or pending by any governmental entity any suit, action or proceeding (i) challenging the acquisition by Parent or Purchaser of any Shares pursuant to the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, the Company Option Agreement or the Stockholders Agreement or seeking to obtain from the Company, Parent or Purchaser any damages that are material in relation to the Company or Parent, (ii) seeking to prohibit or materially limit the ownership or operation by the Company or Parent of a material portion of the business or assets of the Company or Parent, or to compel the Company or Parent to dispose of or hold separate a material portion of the business or assets of the Company or Parent, in each case as a result of the Offer or any of the other transactions contemplated by the Merger Agreement, the Company Option Agreement or the Stockholders Agreement, (iii) seeking to impose material limitations on the ability of Parent or Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares to be accepted for payment pursuant to the Offer including, without limitation, the right to vote such shares on all matters properly presented to the stockholders of the Company, (iv) seeking to prohibit Parent or Purchaser from effectively controlling in any material respect any material portion of the business or operations of the Company, (v) that could reasonably be expected to require the divestiture by Parent or Purchaser of any Shares, or
    (vi) that could reasonably be expected to result in a material adverse effect on the Company or Parent;

        (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, by any governmental entity or court, that would result in any of the consequences referred to in clauses (i) through
    (vi) of paragraph (a) above;

        (c) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on Nasdaq, (ii) a declaration of a banking moratorium or any general suspension of payments in respect of banks in the United States or (iii) in the case of any of the foregoing existing at the time of the execution of the Merger Agreement, a material acceleration or worsening thereof;

        (d) there shall have occurred any event or change since September 24, 1999 that could reasonably be expected to have a material adverse effect on the Company, other than any event or change specifically set forth in the Company's disclosure schedule attached to the Merger Agreement;

        (e) any of the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct at the date of the Merger Agreement and at the scheduled or extended expiration of the Offer, unless the effect of all such failures to be true and correct could not reasonably be expected to have a material adverse effect on the Company or a material adverse effect on the consummation of the Offer or the Merger;

        (f) the Company shall have failed to perform any obligation or to comply with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement or the Company Option Agreement, unless the effect of all such failures to perform or comply could not reasonably be expected to have a material adverse effect on the Company or a material adverse effect on the consummation of the Offer or the Merger;

        (g) any required regulatory approval or other third party consent, authorization or approval which, if not obtained in connection with the consummation of the transactions contemplated hereby, could reasonably be expected to have a material adverse effect on the Company, shall not have been obtained, declared or filed or have occurred, as the case may be, or any such required regulatory approval or other third party consent, authorization or approval shall not be in full force and effect;

        (h) the Board (i) shall have withdrawn, or modified or changed in a manner adverse to Parent or Purchaser (including by amendment of the Schedule 14D-9) its recommendation of the Offer, the Merger Agreement or the Merger, (ii) shall have recommended a Company Takeover Proposal or Alternative Transaction, (iii) shall have adopted any resolution to effect any of the foregoing or (iv) upon the request of Parent or Purchaser, shall have failed to reaffirm its approval or recommendation of the Offer, the Merger Agreement or the Merger within two business days;

        (i) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act), other than Parent, Purchaser or their affiliates or any group of which any of them is a member, shall have acquired or announced its intention to acquire beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of 10% or more of the Shares and, in the good faith judgment of Parent or Purchaser in its sole discretion, made it inadvisable to proceed with such acceptance of shares for payment or the payment therefor; provided that this condition shall not apply upon satisfaction and maintenance of the Minimum Condition;

        (j) the Company shall have commenced a case under any chapter of Title XI of the United States Code or any similar law or regulation; or a petition under any chapter of Title XI of the United States Code or any similar law or regulation shall have been filed against the Company which is not dismissed within two days;

        (k) the Stockholders Agreement shall not have been executed by each of the parties thereto other than Parent and Purchaser;

        (l) a Distribution Date shall have occurred under the Rights Agreement;
    or

        (m) the Merger Agreement shall have been terminated by Parent or the Company pursuant to its terms.

    The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent and Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Parent and Purchaser in whole or in part at any time and from time to time; provided, however, that Purchaser shall not reduce the Minimum Condition below a majority of the outstanding Shares on a fully diluted basis without the prior written consent of the Company. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

    Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not previously accepted for payment shall forthwith be returned by the depositary identified in Purchaser's Schedule 14D-1 to the tendering stockholders.

    AMENDMENT. The Merger Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

    OTHER AGREEMENTS. The Company and Parent have agreed to cooperate with each other and use (and shall cause their respective subsidiaries to use) their best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under the Merger Agreement and applicable laws to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement, the Company Option Agreement and the Stockholders Agreement as soon as practicable, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, tax ruling requests and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, tax rulings and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to consummate the Merger or any of the other transactions contemplated by the Merger Agreement, the Company Option Agreement or the Stockholders Agreement and (ii) taking all reasonable steps as may be necessary to obtain all such consents, waivers, licenses, registrations, permits, authorizations, tax rulings, orders and approvals.

    TIMING. The exact timing and details of the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Purchaser pursuant to the Offer. Although Parent has agreed to cause the Merger to be consummated on the terms and subject to the conditions set forth above, there can be no assurance as to the timing of the Merger.

    THE COMPANY OPTION AGREEMENT.

    The Company has granted to Purchaser the Company Option to purchase that number of Shares (the "Company Option Shares") equal to the lowest number of Shares that, when added to the number of Shares owned by Purchaser at the time of such exercise, shall constitute one share more than 90% of the Shares then outstanding (assuming issuance of the Company Option Shares) at a price equal to $10.00 per share. Parent may not exercise the Company Option unless and until it has accepted for payment pursuant to the Offer Shares constituting more than 85% but less than 90% of the Shares then outstanding. In addition, Parent may not exercise the Company Option unless immediately after such exercise Purchaser would own more than 90% of the Shares then outstanding. Moreover, Parent may not exercise the Company Option after the earliest to occur of (i) the Effective Time, (ii) the date which is ten business days after the occurrence of the Company Option Exercise Event (or such later date on which the closing of a purchase of Shares pursuant to the Company Option Agreement may be consummated), or (iii) the termination of the Merger Agreement.

    THE STOCKHOLDERS AGREEMENT.

    Prior to the execution of the Merger Agreement, Purchaser and Parent entered into a Stockholders Agreement with the Selling Stockholders. The Selling Stockholders beneficially own an aggregate of 1,178,869 Shares. Pursuant to the Stockholders Agreement, each Selling Stockholder has agreed to tender all of his Shares pursuant to and in accordance with the terms of the Offer not later than the tenth business day after commencement of the Offer.

    During the term of the Stockholders Agreement, no Selling Stockholder may
(a) except pursuant to the Stockholders Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the foregoing,
(b) except as contemplated by the Stockholders Agreement, grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to such Selling Stockholders' Shares, or (c) take any action that would reasonably be expected to make any representation or warranty of such Stockholder contained in the Stockholders Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling such Stockholder from performing his or its obligations under the Stockholders Agreement.

    During the term of the Stockholders Agreement, each Selling Stockholder has agreed not to directly or indirectly, solicit or encourage the initiation of (including by way of furnishing information) any inquiries or proposals regarding any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company or any of its subsidiaries that if consummated would constitute an Alternative Transaction.

    During the term of the Stockholders Agreement, each Selling Stockholder has agreed to vote each of his Shares at any annual, special or adjourned meeting of the stockholders of the Company (a) in favor of the Merger Agreement and the transactions contemplated thereby, and (b) against (i) any Alternative Transaction, (ii) any proposal or action that would reasonably be expected to result in a breach of any covenant, representation or warranty of the Company set forth in the Merger Agreement, or (iii) any proposal or action that is intended or would reasonably be expected to impede, interfere with, delay or materially and adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the Stockholders Agreement. Each Selling Stockholder also has given Parent an irrevocable proxy with respect to his Shares.

    The Stockholders Agreement will terminate on the earlier of (a) the date on which the Merger Agreement is terminated in accordance with its terms, and
(b) the Effective Time.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    (A) RECOMMENDATION OF THE BOARD OF DIRECTORS.  At meetings held on
October 20, 1999, the Board reviewed the status of the acquisition discussions with Parent. At those meetings, Broadview International LLC ("Broadview") delivered its opinion to the Board that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the Offer Price was fair to the Company's stockholders from a financial point of view. A copy of Broadview's opinion letter dated October 20, 1999 (the "Fairness Opinion") is attached as Annex B to this Statement and is incorporated into this Statement by reference. The Fairness Opinion is described in more detail at
Item 8(b)(3) below. At the conclusion of the meetings, the Board adopted resolutions (i) approving the Merger Agreement, the Company Option

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Agreement, the Stockholders Agreement, the Offer and the Merger,
(ii) determining, as of the date of the meetings, that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders, (iii) recommending that the Company's stockholders accept the Offer, tender their shares pursuant to the Offer and approve the Merger Agreement (if required), and (iv) approving the acquisition of Shares by Purchaser pursuant to the Offer and the other transactions contemplated by the Merger Agreement.

    (B) BACKGROUND OF THE OFFER; REASONS FOR RECOMMENDATION.

    BACKGROUND. At a Board meeting on January 14, 1999, the Board discussed engaging Broadview to pursue a proactive corporate development program and explore alternatives to maximize the stockholder value of the Company and authorized the Company's management to enter into an engagement letter with Broadview. The Board discussed at length the increasingly competitive market for its products, its product development efforts, including certain delays it had experienced introducing its new products to the market, and its recent shortfall in revenues and earnings for the quarter ended December 25, 1998. Consideration was given to mergers, acquisitions, other business combinations and the potential sale of the Company. Pursuant to a letter agreement, dated
February 24, 1999, Premisys engaged Broadview to pursue these alternatives to maximize the stockholder value of the Company.

    During the course of its engagement, Broadview explored approximately four possible minority investment opportunities and the acquisition of other companies and technologies by the Company as a way to increase the value of the Company. However, no such opportunities were compelling enough for the Company to pursue. The options available to the Company with respect to minority investments in, and acquisitions of, other companies were limited due to the market capitalization of the Company and the significant valuations that many of the privately held telecommunications companies were receiving in the marketplace relative to the Company's valuation.

    From the commencement of the engagement through October 1999, Broadview also continued to explore potential business combinations on behalf of the Company. During the course of its engagement, Broadview made contacts with 14 potential acquirers. In determining which companies to approach, Broadview considered the strategic importance of the Company's business to the proposed acquirer and the financial capability of the proposed acquirer to consummate a business combination with the Company. Due to the financial performance of the Company's business, as well as negative competitive considerations related to the Company's business, most of the prospects declined to seriously consider the potential of a transaction with the Company. However, direct meetings were held with four prospects (excluding Parent), culminating in series of discussions regarding a potential transaction with some of these prospects. No agreement or commitment to enter into any agreement was made with any of these companies, because these meetings either did not result in meaningful negotiations or did not result in a formal offer. The reasons for ending discussions included, but were not limited to, the failure of the other party to continue to pursue a transaction, management and its advisors' judgment, in different instances, that the other party was not likely to be capable of financing its proposed transaction, that the risk involved in the potential transaction was not acceptable or that the potential acquirer's business made an attractive transaction unlikely, as well as a variety of other factors.

    During February and March 1999, representatives of management of Company A had several conversations with management of the Company regarding the exploration of a possible business combination between their companies. No specific proposals were pursued at that time.

    At a Board meeting on April 14, 1999, the Board discussed the final form of the Broadview Agreement, as well as the preliminary conversations management and Broadview had had as of that date regarding possible merger and acquisition opportunities. The Board also discussed with management the Company's fiscal 2000 operating plan.

    On June 16, 1999, Mory Ejabat, who later became Parent's President and Chief Executive Officer, met with Nicholas J. Williams, the Company's President and Chief Executive Officer, at the Company's offices to discuss Mr. Ejabat's intention to resign as President and Chief Executive Officer of Ascend Communications, Inc. ("Ascend") following Ascend's then-pending acquisition by Lucent Technologies, Inc. At this meeting, Mr. Ejabat expressed an interest in the Company's technology and product offerings.

    Mr. Ejabat and certain other members of the former management team of Ascend formed Parent in June 1999.

    On July 13, 1999, Mr. Williams received a telephone call from a third party who indicated that Mr. Ejabat may be interested in Parent acquiring the Company. On July 13, 1999, in response to this information, Broadview placed a telephone call to Mr. Ejabat and informed him of its representation of the Company and inquired as to Mr. Ejabat's interest in pursuing discussions with the Company regarding a possible business combination. During this conversation, Mr. Ejabat indicated an interest in starting a dialogue with Mr. Williams and recommended that Broadview contact Parent's financial advisor, Credit Suisse First Boston Corporation ("CSFBC").

    On July 16, 1999, representatives of the Company began discussions with Company B regarding a possible business combination between the two companies. Between July 16, 1999 and September 21, 1999, representatives of management of Company B and their financial advisors and representatives of the Company and Broadview held multiple meetings to discuss a possible business combination and to perform due diligence regarding the Company. In connection with these meetings, the Company supplied Company B with information regarding the Company's business, financial condition and prospects.

    On July 16, 1999, Mr. Williams, Mr. Ejabat, Jeanette Symons, Parent's Vice President Research and Development and Chief Technical Officer, and a representative of Broadview met at Broadview's offices. The parties exchanged information on the Company's financial condition, the strategies and prospects of its business and the possibility of a business combination. A subsequent telephone conversation was held on July 19, 1999 involving Mr. Ejabat, Ms. Symons and a representative of Broadview to discuss the synergies between the companies and the possibility of a business combination.

    At a Board meeting on July 22, 1999, the Board discussed the preliminary conversations management and Broadview had had as of that date regarding the possible acquisition of the Company. Management indicated that it was pursuing conversations with a number of possible acquirers. The Board discussed at length the Company's disappointing financial results for the fourth quarter of fiscal 1999, the increasingly competitive market for the Company's products, the consolidation within the Company's industry and the Company's product development efforts. The Board agreed that management should continue to explore possible merger and acquisition alternatives that could maximize stockholder value.

    From July 19 to September 2, 1999, Mr. Williams, Mr. Ejabat, together with representatives of Broadview and CSFBC, held multiple meetings and telephone conversations to discuss a possible business combination between the two companies.

    On August 5, 1999, members of the Company's marketing and engineering organizations met with members of the marketing and engineering organizations of Company C to discuss a possible business relationship. During August 1999, members of management of the Company had various conversations with members of management of Company C to discuss a possible business combination. At the end of August 1999, Company C advised the Company that it was not interested in pursuing a business combination.

    On August 27, 1999, representatives of the Company were contacted by representatives of Company D regarding Company D's desire to explore a possible business combination. From August 27, 1999 until September 14, 1999, several meetings and conversations were held between representatives of the Company and Broadview, on the one hand, and Company D and its financial advisors, on the other hand. In connection with these meetings, the Company supplied Company D with information in connection with Company D's due diligence investigation.

    In late August 1999, members of management of Company A again discussed with members of management of the Company a possible business combination. Between late August 1999 and early September 1999, representatives of the Company and Broadview engaged in several conversations with members of management of Company A regarding the possibility of pursuing such a business combination. However, in early September 1999, Company A advised management of the Company that Company A had decided not to pursue a business combination with the Company.

    On September 2, 1999, members of Parent's technical staff met with members of the Company's technical staff at the Company's offices to conduct due diligence and to discuss issues related to the Company's organization, technology and product offerings.

    From September 2, 1999 to September 20, 1999, the Company provided Parent with certain information regarding the Company, as part of Parent's preliminary due diligence review of the Company and in order to assist Parent in its valuation analysis of the Company. During the course of this investigation, representatives of Parent reviewed documentation and conducted discussions with the Company's management and other representatives concerning the Company's financial condition, operations, technology, products and other business and legal matters. During this same period of time, discussions were held between Mr. Williams and representatives of Broadview, on the one hand, and Mr. Ejabat and representatives of CSFBC, on the other hand, regarding parameters and terms of a potential transaction, including price, and the structure of the possible transaction.

    On September 14, 1999, Company D discussed with the Company a possible business combination in which Company D would make a cash tender offer for the Company at a price that approximated the then current trading price of the Company's Common Stock. The Company discussed with Company D its concerns about the possible price of the proposal and the ability of Company D to consummate the offer contemplated by the proposal, given Company D's existing cash reserves and prospects for receiving financing.

    Between September 14, 1999 and October 6, 1999, Broadview and representatives of the financial advisors to Company D discussed a possible business combination between the Company and Company D, including the Company's concerns regarding the level of any proposed offer price and the ability of Company D to finance such an offer.

    On September 20, 1999, the Company and Parent executed a non-disclosure agreement pursuant to which Parent agreed, among other things, to keep the existence of the parties' discussions confidential, not to disclose financial, technical and other business information of the Company, and not to solicit or hire employees of the Company for at least six months.

    Also on September 20, 1999, Mr. Williams and Mr. Ejabat, together with their respective financial advisors, held a meeting to discuss the possible business combination between the two companies. At this meeting, the parties discussed the terms of a potential transaction, including price, but did not come to any agreement.

    On September 21, 1999, Company B informed the Company that it had determined not to pursue further discussions with the Company regarding a possible business combination.

    On September 21, 1999, the Board met telephonically and Broadview reviewed the status of discussions with potential acquirers. Broadview advised the Board that Company A, Company B and Company C had each indicated that they were not interested in pursuing a business combination with the Company and that the only remaining active discussions with potential acquirers were being held with Parent and Company D. Broadview summarized the status of discussions with these two companies. The Board instructed Broadview to proceed with discussions with interested potential acquirers, including Parent and Company D.

    On September 22, 1999, representatives of CSFBC and Broadview participated in a conference call to discuss the agenda for the meeting of the Board then scheduled for September 23, 1999. Broadview indicated that the Board meeting would be held to allow Broadview to update the Board on Broadview's process of evaluating possible acquisition transactions, including Parent's proposal.

    On September 24, 1999, Broadview reported back to Parent, through its financial advisor, that the Board meeting had been rescheduled, but that Broadview had inquired of the Board members' interest in a business combination with Parent. According to Broadview, the Board was not prepared to respond to Parent's proposal and needed more time to analyze the Company's revised business plan. On the same day, Parent received additional due diligence materials from the Company, including the Company's fiscal 2000 financial projections.

    On September 27, 1999, Broadview reported to Parent, through its financial advisor, that the Company's management would be holding a weekend meeting to update the Board on discussions with all parties, including the opportunity to enter into a transaction with Parent.

    On September 28, 1999, at the direction of Parent and the Company, the parties' advisors discussed the proposed terms of an exclusivity agreement under which the Company would agree to not solicit proposals from other potential buyers.

    From September 28 through October 3, 1999, the parties and their respective advisors continued to negotiate the terms of a potential transaction, including price, but did not come to any agreement. During this period, Parent proposed an acquisition of the Company for $10.00 per share, which was characterized as Parent's "best and final" offer price, subject to the satisfactory completion of due diligence, execution of definitive agreements, as well as other customary conditions.

    On October 1, 1999, the Board met to review the Company's revised operating plan for fiscal 2000 and to consider the status of management's discussions with potential acquirers, including consideration of Parent's proposal to acquire the Company for $10.00 per share, in cash, subject to the satisfactory completion of due diligence and execution of definitive agreements, as well as other customary conditions to closing. Fenwick & West LLP, counsel to the Company, advised the Board regarding its fiduciary duties. Broadview summarized the status of its discussions with the 14 companies with which it had made contact, including the proposal from Parent and Company D. Broadview discussed its concerns regarding a possible transaction with Company D given the level of the proposed offer price which was then being discussed and the difficulties Broadview perceived in Company D's ability to secure financing to complete any proposed offer. Broadview also discussed the stock price performance of the Company during the preceding year, the premiums implied by Parent's proposal and the level of premiums paid in various merger and acquisition transactions since 1997 for public companies that market and sell hardware. Broadview indicated that it believed it had contacted all potential strategic buyers of the Company. The Board discussed at length the status of the conversations of management, Broadview and Fenwick & West LLP regarding the preliminary proposal from Parent, which was perceived by Broadview and the management of the Company as the best alternative among those that were available. The Board discussed the Company's financial prospects, including its marketing and new product development efforts, as well as the challenges facing the Company as an independent entity. The Board discussed the financial plan for fiscal 2000 that management had presented to it earlier in the day, and the various risks associated with achieving the projections included in the financial plan. The Board noted the Company's inability to achieve operating results that met or exceeded its operating plan for fiscal 1999, as well as the operating plan for the first quarter of fiscal 2000. Given this situation, the Board expressed concern about the ability of the Company to achieve its operating results for the remainder of fiscal 2000. In particular, the Board discussed the significant competition the Company had faced recently and the reliance in its fiscal 2000 operating plan on revenues from the Company's new products, which had not generated significant revenues to date. The Board noted that the Company had been behind in its development of its new products, and had therefore been late in introducing these products to the market, which increased the risks associated with achieving its financial plan, especially given the significant competition in the markets for these products. The Board also discussed the consolidation in the telecommunications equipment industry and difficulties it faced competing in this market, given its smaller size. The Board noted that while some of the largest telecommunications equipment suppliers, such as Lucent and Motorola, purchased products from the Company, these companies did not consider the Company strategic enough to partner with on a larger scale. The Board also discussed the Company's search for technologies to acquire that would increase its strategic value, and the Company's inability to locate any such technologies at prices that were affordable, especially given the recent trading prices of the Company's Common Stock. The Board also discussed the decline in sales of the Company's core product, the IMACS, and the likelihood that sales of this product would not grow significantly in the future and could in fact continue to decline.

    The Board agreed that, even though it did not accept the price being proposed by Parent in connection with the proposed transaction, the Company should continue to discuss a possible business combination with Parent. Therefore, based on the foregoing discussions, the Board authorized management to proceed with the negotiation and execution of an agreement with Parent regarding a limited period of exclusive discussions between the companies, on the terms discussed by the Board at the meeting, and to continue negotiations regarding an acquisition of the Company by Parent.

    On October 3, 1999, Parent and the Company signed the exclusivity agreement, which provided for a 21-day period during which the Company would not solicit proposals from other potential buyers.

    From October 4, 1999 to October 11, 1999, Parent's representatives conducted on-site financial, accounting and legal due diligence at the Company. They reported their findings to Parent and its potential investors at a meeting held on October 11, 1999. Parent continued its diligence process during the following week, making due diligence calls to certain customers of the Company.

    On October 6, 1999, Company D advised the Company that it had determined not to proceed with a business combination with the Company.

    On October 8, 1999 a draft of an agreement with respect to Parent's proposal was provided to legal counsel for the Company by legal counsel for Parent. Over the subsequent twelve day period, the parties, through their representatives, negotiated the terms and conditions of the draft agreement. Extensive negotiations were conducted regarding the closing conditions, amount of the break-up fee, the circumstances under which the break-up fee would be payable and the covenants and representations of the Company, as well as other terms.

    On October 13, 1999, at its regularly scheduled meeting, the Board reviewed the results of the first quarter of fiscal 2000 and its earnings announcement to be released that day. The Board also discussed with Broadview and legal counsel the status of the negotiations with Parent.

    On October 15, 1999, Parent and the Company and their respective advisors, as well as certain potential investors in Parent, held a business due diligence meeting at Broadview's offices. At this meeting, the Company provided further information on its financial condition, the strategy and prospects for its business, and synergies between the companies.

    On October 15, 1999 and again on October 18, 1999, the Board met telephonically with Broadview and legal counsel to discuss the status of the negotiations with Parent.

    From October 15, 1999 to October 20, 1999, Parent and its representatives continued their due diligence investigation.

    On October 20, 1999, the Board met telephonically to consider Parent's proposal, as well as to review Broadview's Fairness Opinion. Broadview indicated that Parent had sufficient financing available in order to complete the Offer and the Merger as proposed and indicated that Parent's Board had voted to approve entering into the Merger Agreement and going forward with the Offer and the Merger. Broadview delivered to the Board its Fairness Opinion to the effect that the Offer Price of $10.00 per share, was fair, from a financial point of view, to the Company's stockholders and responded to various questions raised by members of the Board regarding Broadview's opinion. The Board discussed at length various analyses performed by Broadview, including the ratios of stock price and equity market capitalization of comparable public companies, the ratios of equity purchase price to selected historical operating metrics for comparable transactions, the premiums paid above the seller's equity market capitalization in comparable transactions, the Company's recent stock price performance and the present value of the potential future price of shares of the Company's Common Stock based on management's projections and analysts' estimates of earnings. Certain of these analyses are discussed in detail in Item 8(b)(3) of this Schedule 14D-9. The Board also again discussed the alternative of maintaining the Company as a stand-alone entity and the risks associated with such a strategy, including the investments that would be required to complete development of the Company's new products, the risks associated with completing this development and obtaining market acceptance of these products, the Company's dependence on revenue generated from its new products in order to achieve its projections for fiscal 2000 and the risks associated with achieving these revenue projections given the recent introduction of these products. The Board also discussed the Company's inconsistent operating performance over the preceding year, its failure to achieve expected operating results throughout that year and the possibility that its operating performance could continue to be inconsistent in the future. The Board discussed the impact of this inconsistency on the Company's stock price and its expectations that this inconsistency would likely continue to adversely affect the Company's stock price until the Company is able to demonstrate sustained revenue growth and more predictable operating results. The Board also discussed the risks associated with achieving these goals, the volatility of the stock market in general and the risks that the Company's stock price could be adversely affected by continued volatility. After considering the terms of the proposed transaction, the opinion of Broadview and the current trading price of the Company's Common Stock, the Board instructed Broadview to continue negotiating the proposed price with Parent.

    Broadview contacted Parent, through its financial advisor, to inform Parent of the Board's desire to increase the Offer Price. Mr. Ejabat subsequently contacted Mr. Williams to inform him that Parent was not willing to increase the Offer Price beyond what had already been offered, noting that the $10.00 offer price continued to be Parent's "best and final" offer price. CSFBC contacted Broadview and delivered the same message. The Board reconvened to discuss the progress in negotiations since its earlier meeting. During this meeting, after much deliberation about the potential prospects for the Company as described above, the Board unanimously decided to recommend that the Company accept the terms and conditions of the Offer, as set forth in the Merger Agreement, the Company Option Agreement, the Stockholders Agreement, the Offer and the Merger, determining, as of the date of the meeting, that the terms of the Offer and the Merger were fair to, and in the best interests of, the Company's stockholders, recommending that the Company's stockholders accept the Offer, tender their Shares pursuant to the Offer and approve the Merger Agreement (if required), and approving the acquisition of Shares by Purchaser pursuant to the Offer and the other transactions contemplated by the Merger Agreement.

    Following this approval, the Company and Parent finalized, executed and delivered the Merger Agreement, the Company Option Agreement and the Stockholders Agreement.

    On October 21, 1999, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement and the terms of the Merger.

    CERTAIN BUSINESS RELATIONSHIPS. The Company has a strategic relationship with Paradyne Networks, Inc. ("Paradyne") that involves the joint marketing and sale of the Company's IMACS products by Paradyne. According to the Company's 10-K, sales to Paradyne accounted for 30%, 15% and 29%, respectively, of the Company's revenue for fiscal years 1997, 1998 and 1999. Paradyne's largest stockholder is Texas Pacific Group, which together with certain affiliates, beneficially owns more than 40% of Paradyne's outstanding common stock. Funds affiliated with Texas Pacific Group also have made significant equity commitments to Parent and have designated two directors to serve on Parent's Board of Directors.

    FACTORS CONSIDERED BY THE BOARD. In making the determinations and recommendations set forth in Item 4(a) above, the Board considered a number of factors, including, without limitation, the following:

        (i) The Offer Price in the Offer and the Merger.

        (ii) The possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity), the range of possible benefits to the Company's stockholders of such alternatives and the timing and likelihood of accomplishing the goal of any of such alternatives.

       (iii) The Company's prospects if it were to remain independent, including:

           - the Company's fiscal 2000 operating plan and the inherent uncertainties and contingencies associated with achieving these financial projections;

           - the increasingly competitive nature of the market for the Company's products, reflected in part in the decline in the Company's revenues from fiscal 1998 to fiscal 1999;

           - the Company's expected dependence during fiscal 2000 on products it recently has developed and introduced in the market, in particular its Q-155 product and to a lesser extent its SlimLine and StreamLine products, and the risks associated with achieving market acceptance of these products and deriving significant levels of revenues from these products during fiscal 2000;

           - the further investments required by the Company to be made in its recently introduced Q-155, SlimLine and StreamLine products, its ability to complete development of these products on a timely basis and the impact on the Company of delays in developing, or failures to develop, these products;

           - the decline in sales of the Company's core product, the IMACS, during fiscal 1999 and the likelihood that sales of this product would not grow significantly in the future and could in fact continue to decline; and

           - the consolidation in the telecommunications equipment industry and the fact that the Company is smaller than many of the telecommunications equipment companies with which it competes. The Board noted that many of the Company's competitors have substantially greater resources than the Company. The Board determined that these companies are better able to expend the significant resources that are required to design, manufacture and market integrated access devices.

        (iv) The fact that Broadview had contacted 14 companies, including Parent, and that only one other company had significant continued interest in pursuing an acquisition of the Company and that the terms of the potential agreement with that company and the valuation discussed with that company were less favorable than the terms and valuation contemplated by the Offer and the Merger. In addition, the Board considered its belief that the prospects for a transaction between the Company and any other potential unaffiliated strategic or financial third-party buyers were limited due to the Company's recent and projected future revenues and results of operations, the status of its product development efforts and the fact that many potential acquirers already had an adequate substitute for the technology offered by the Company. In addition, the Board considered the provisions of the Merger Agreement, which permit it to engage in negotiations with third parties who submit unsolicited Superior Proposals if the Board reasonably determines in good faith after consultation with legal counsel that the Board is reasonably likely to be required to do so in order to properly discharge its fiduciary duties. See Item 3(b)(2)--"The Merger Agreement." As a result, the Board concluded that there were no third parties interested in purchasing the Company for more than $10.00 per share and the structure of the proposed transaction allows the Company the opportunity to pursue an alternative transaction with a party that is willing to make a superior offer for the Company prior to the consummation of the proposed transaction.

        (v) The Company's failure to achieve its operating plan during fiscal 1999 and the first quarter of fiscal 2000 and its inability to demonstrate consistent profitability and revenue growth, which highlighted its inability to generate and sustain the rate of rapid growth generally expected by the public equity markets for small capitalization companies. The Board also determined that these factors were likely to adversely affect the trading markets for, and the value of, the Company's Common Stock in the future.

        (vi) Information with regard to the financial condition, results of operations, business and prospects of the Company, the approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 required to consummate the Offer and the Merger as well as current economic and market conditions (including current conditions in the industry in which the Company is engaged).

       (vii) The historical and recent market prices of the Shares and the fact that the Offer and the Merger will enable the holders of the Shares to realize a 15% premium over the price at which the Shares traded on the Nasdaq National Market one day prior to the execution of the Merger Agreement and a 21% premium over the average of the prices at which the Shares traded on the Nasdaq National Market twenty trading days prior to the announcement of the Merger.

      (viii) The financial analysis and presentation of Broadview, and the oral opinion of Broadview delivered on October 20, 1999 and confirmed in writing as the Fairness Opinion, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $10.00 per Share Offer Price to be received by holders of Shares was fair to such holders from a financial point of view. The full text of the Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Broadview, is attached hereto as Annex B and is incorporated herein by reference. Background relating to the Fairness Opinion is set forth below at Item 8(b)(3) - "Opinion of Premisys Financial Advisor." Such opinion was directed to the Board in its consideration of the transactions contemplated by the Merger Agreement and is directed only to the fairness from a financial point of view as of its date of the consideration to be received by the holders of Shares pursuant to the Offer and the Merger. SUCH OPINION DOES NOT CONSTITUTE A RECOMMENDATION AS TO WHETHER OR NOT STOCKHOLDERS SHOULD TENDER THEIR SHARES IN THE OFFER OR, IF A STOCKHOLDER VOTE IS REQUIRED, HOW SUCH STOCKHOLDERS SHOULD VOTE ON THE MERGER OR ANY MATTER RELATED THERETO. HOLDERS OF SHARES ARE ENCOURAGED TO READ THE FAIRNESS OPINION CAREFULLY IN ITS ENTIRETY.

        (ix) The various analyses performed by Broadview, including the ratios of stock price and equity market capitalization of comparable public companies, the ratios of equity purchase price to selected historical operating metrics for comparable transactions, the premiums paid above the seller's equity market capitalization in comparable transactions, the Company's recent stock price performance and the present value of the potential future price of shares of the Company's Common Stock based on management's projections and analysts' estimates of earnings, as described in more detail in Item 8(b)(3) of this Schedule 14D-9.

        (x) The high likelihood that the proposed acquisition would be consummated, in light of the experience and reputation of Parent and its executive officers and Parent's financial capabilities, including the receipt by Parent of sufficient financing in order to consummate the Offer and the Merger and the lack of a financing contingency in connection therewith.

        (xi) The strategic value of the Company in the hands of a company with more significant financial resources, such as Parent, that is positioned to more optimally exploit the Company's assets and enhance its research and development efforts.

       (xii) The terms of the Merger Agreement, including the circumstances under which the Board may terminate the Merger Agreement in accordance with its fiduciary obligations under applicable law and the parties' representations, warranties and covenants and the conditions to their respective obligations.

      (xiii) The fact that, if the Offer and the Merger are consummated, the public stockholders of Premisys may not participate in the earnings or increased value of the Company, if any. Because of the risks and uncertainties associated with the Company's future prospects, as well as the volatility of the Nasdaq National Market, the Board concluded that the Merger was preferable to enabling the holders of the Company's shares to have a speculative potential future return.

       (xiv) The fact that the negotiations were the product of arm's-length discussions between the Company and Parent, that the negotiations led to an increase in Parent's proposed per share offer price from $8.50 to $10.00, that Parent had indicated to the Board that it would not offer more than $10.00 per share, that the Board believed $10.00 per share was the highest price Parent would offer and that further negotiation would not result in an increase to the proposed per share offer price.

    The Board did not assign relative weights to the above factors or determine that any factor was of special importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information considered. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Pursuant to a letter agreement (the "Engagement Letter") dated February 14, 1999, the Company engaged Broadview as its financial advisor with respect to a possible transaction between the Company and another entity, including the possible acquisition by the Company of another company's business (a "Buyside Transaction") or an investment in the Company by another or the sale of the Company (a "Change of Control Transaction"). Broadview receives a monthly retainer of $7,500 pursuant to the Engagement Letter, which will be credited against any Success Fee described in the following sentence. If, during the period that Broadview is retained by the Company or within 12 months thereafter, a Buyside Transaction or a Change of Control Transaction is completed, in whole or in part, with a party introduced or developed by Broadview prior to the termination date of the Engagement Letter, the Company will pay Broadview a cash fee (the "Success Fee"). The minimum Success Fee for a Buyside Transaction is $250,000 and thereafter increases by 1.5% of the consideration paid in the transaction. In a Change of Control Transaction, the Success Fee ranges from 0.75% of the first $100,000,000 of consideration paid in the transaction to 1.5% of the consideration over $400,000,000. Broadview has informed the Company that Broadview estimates the Change of Control Transaction Success Fee in connection with the Offer and the Merger to be approximately $2,265,000. See Item 8(b)(3) -- "Opinion of Premisys' Financial Advisor." Of the Success Fee, 25% was due upon the rendering by Broadview of its opinion as to the fairness of the transaction. In addition, the Company agreed to indemnify Broadview against certain liabilities, including liabilities arising under federal securities laws and to reimburse Broadview for certain of its expenses incurred in connection with the Engagement Letter.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (A) TRANSACTIONS WITH AFFILIATES OF THE COMPANY. Except pursuant to the Company's stock option plans and employee stock purchase plan and the transactions contemplated by the Offer, the Merger and the Merger Agreement, no transactions in the Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, any of its executive officers, directors, affiliates or subsidiaries, other than the cancellation of certain put warrants and call options described below.

    On August 31, 1998, the Board authorized the repurchase, at management's discretion, of up to 4.0 million shares of the Company's Common Stock at market prices not to exceed $14.00 per share and as market and business conditions warrant. The primary purpose of this repurchase program was to increase stockholder value. In connection with this program, on September 17, 1998, the Company sold 2.0 million put warrants to, and purchased
1.5 million call options from, Goldman Sachs & Co. The Company used the proceeds from the sale of the put warrants to purchase the call options in a transaction not requiring any net cash outlay at the time. The put warrants entitled Goldman Sachs & Co. to sell shares of the Company's Common Stock to the Company at specified strike prices and exercise dates, while the call options entitled the Company to buy from Goldman Sachs & Co. shares of the Company's Common Stock at specified strike prices and exercise dates. Each of the warrants was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. Each transaction was privately negotiated and each offeree and purchaser was an accredited investor. No public offering or public solicitation was used by the Company in the placement of these warrants.

    On January 26, 1999, the Company dissolved the obligation for 1.0 million put warrants and 0.75 million call options that were to expire on January 29, 1999. On September 10, 1999, the Company dissolved the remaining 1.0 million put warrants and 0.75 million call options which were to expire on September 15, 1999. The Company paid $762,000 and $3.7 million, respectively, to Goldman Sachs & Co. in connection with the dissolution of these obligations in January and September 1999. All put warrants and call options have been terminated.

    (B) INTENTIONS OF AFFILIATES. To the knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act and Shares issuable upon exercise of stock options that have an exercise price in excess of the Offer Price or that will not be exercised prior to the Offer or the Merger).

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (A) NEGOTIATIONS UNDERTAKEN OR UNDERWAY.  Except as described in this
Schedule 14D-9 or the Offer to Purchase, to the knowledge of the Company, no negotiation is being undertaken or is underway by the Company in response to the Offer, the Merger or the Merger Agreement which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company,
(iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

    (B) RESPONSE TO OFFER. Except as described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer, the Merger or the Merger Agreement which relate to, or would result in, one or more of the matters referred to in clauses (i) through
(iv) of paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    (A) CERTAIN INFORMATION. The Information Statement attached as Annex A hereto and incorporated herein by reference is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders as described in Item 3.

    (B)(1) SECTION 203 OF THE DGCL. As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the DGCL. Under Section 203, certain "Business Combinations" (defined generally to include (i) mergers or consolidations between a Delaware corporation and an Interested Stockholder (as defined below), (ii) transactions with an Interested Stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and (iii) transactions which increase an Interested Stockholder's percentage ownership of stock) between a Delaware corporation whose stock is publicly traded or has more than 2,000 stockholders of record, and an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) are prohibited for a three-year period following the date that such a stockholder became an Interested Stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by Section 203 (the Company did not make such an election), (ii) the transaction in which the stockholder became an Interested Stockholder or the Business Combination was approved by the Board of Directors of the corporation before the other party to the Business Combination became an Interested Stockholder, (iii) upon consummation of the transaction that made it an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the Business Combination was approved by the Board of Directors of the corporation and ratified by 66 2/3% of the voting stock that the Interested Stockholder did not own.

    In accordance with the Merger Agreement and Section 203, the Board approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the related transactions.

    (B)(2) SHORT FORM MERGER. Under Delaware law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without the vote of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware law, a significantly longer period of time will be required to effect the Merger.

    (B)(3) OPINION OF PREMISYS' FINANCIAL ADVISOR.

    The following information has been prepared by Broadview, at the request of the Company, for inclusion in this Statement.

    Pursuant to a letter agreement dated as of February 24, 1999, Broadview was engaged to act as financial advisor to the Board and to render an opinion to the Board regarding the fairness of the Offer Price, from a financial point of view, to Premisys stockholders. The Board selected Broadview to act as financial advisor based on Broadview's reputation and experience in the information technology, communication and media sector and the communications equipment industry in particular. At the meeting of the Board on October 20, 1999, Broadview rendered its written opinion that, as of October 20, 1999, based upon and subject to the various factors and assumptions, the Offer Price was fair, from a financial point of view, to Premisys stockholders.

    BROADVIEW'S OPINION, WHICH DESCRIBES THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY BROADVIEW, IS ATTACHED AS ANNEX B TO THIS STATEMENT. PREMISYS STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE BROADVIEW OPINION CAREFULLY AND IN ITS ENTIRETY. THE BROADVIEW OPINION IS DIRECTED TO THE BOARD AND ADDRESSES ONLY THE FAIRNESS OF THE OFFER PRICE FROM A FINANCIAL POINT OF VIEW TO THE HOLDERS OF SHARES OF PREMISYS COMMON STOCK AS OF THE DATE OF THE OPINION. THE BROADVIEW OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF PREMISYS COMMON STOCK AS TO WHETHER SUCH STOCKHOLDER SHOULD TENDER HIS, HER OR ITS SHARES IN THE OFFER OR AS TO HOW SUCH STOCKHOLDER SHOULD VOTE ON THE MERGER. THE SUMMARY OF THE BROADVIEW OPINION SET FORTH IN THIS STATEMENT, ALTHOUGH MATERIALLY COMPLETE, IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

    In connection with rendering its opinion, Broadview, among other things:

    - reviewed the terms of a draft of the Merger Agreement dated October 19, 1999 furnished to Broadview by Latham & Watkins on October 19, 1999 (which, for the purposes of the opinion, Broadview assumed, with the Board's permission, to be identical in all material respects to the agreement that was executed);

    - reviewed the Company's annual report on Form 10-K for its fiscal year ended June 25, 1999, including the audited financial statements included therein;

    - reviewed internal and operating information relating to the Company, including preliminary results for its fiscal quarter ending September 24, 1999 and certain projections through December 31, 2000, prepared and furnished to Broadview by Premisys managment;

    - participated in discussions with Premisys management concerning the operations, business strategy, current financial performance and prospects for Premisys;

    - discussed with the Company's management its view of the strategic rationale for the Merger;

    - reviewed the recent reported closing prices and trading activity for Premisys Common Stock;

    - compared certain aspects of the financial performance of Premisys public companies that Broadview deemed comparable;

    - analyzed available information, both public and private, concerning other mergers and acquisitions that Broadview believed to be comparable in whole or in part to the Transaction;

    - reviewed recent equity research analyst reports covering Premisys;

    - assisted in negotiations and discussions related to the proposed agreement and the transactions described therein (the "Transaction") among Premisys, Parent and their respective financial and legal advisors; and

    - conducted other financial studies, analyses and investigations as Broadview deemed appropriate for purposes of its opinion.

    In rendering its opinion, Broadview relied, without independent verification, on the accuracy and completeness of all the financial and other information, including without limitation the representations and warranties contained in the Merger Agreement, that was publicly available or furnished to Broadview by Premisys. With respect to the financial projections examined by Broadview, Broadview assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Premisys as to the future performance of Premisys. For the purposes of its opinion, except as disclosed to Broadview by Premisys or as disclosed in the documents that Broadview reviewed, Broadview also assumed that Premisys was not currently involved in any material transaction as of the date of Broadview's opinion other than the Transaction and those activities undertaken in the ordinary course of conducting its business.

    Broadview did not make or obtain any independent appraisal or valuation of any of Premisys' assets. Broadview's opinion is necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of October 20, 1999, and any change in such conditions since that date may impact Broadview's opinion.

    The following is a brief summary of some of the sources of information and valuation methodologies employed by Broadview in rendering Broadview's opinion. These analyses were delivered and presented to the Board at its meeting on October 20, 1999. This summary includes the financial analyses used by Broadview and deemed to be material, but does not purport to be a complete description of analyses performed by Broadview in arriving at its opinion. Broadview did not explicitly assign any relative weights to the various factors of analyses considered. This summary of financial analyses includes information presented in tabular format. In order to fully understand the financial analyses used by Broadview, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

    PUBLIC COMPANY COMPARABLES ANALYSIS--Ratios of a company's Common Stock Share Price and Equity Market Capitalization ("EMC"), adjusted for cash and debt when appropriate, to selected historical and projected operating metrics indicate the value public equity markets place on companies in a particular market segment. Several companies are comparable to Premisys based on revenue size, products offered, business model and profitability. Broadview reviewed eleven public company comparables in the Enterprise LAN and WAN Access Equipment segment with Trailing Twelve Month ("TTM") revenue between $50 million and $350 million, revenue growth less than 20%, and Earnings Before Interest and Taxes ("EBIT") margin between -20% and 20%, from a financial point of view, including each company's: TTM Revenue; TTM Revenue Growth; TTM EBIT Margin; TTM Net Margin; Projected 6/30/2000 ("Projected 2000") Revenue; Equity Market Capitalization ("EMC"); Total Market Capitalization ("TMC" defined as Equity Market Capitalization minus net cash)/TTM Revenue ("TTM TMC/R") ratio; Price/TTM EPS ratio ("TTM P/E"); TMC/Projected 2000 Revenue ("Projected 2000 TMC/R") ratio; and Price/Projected 2000 EPS ratio ("Projected 2000 P/E"). The public company comparables were selected from the BROADVIEW BAROMETER, a proprietary database of publicly-traded Information Technology ("IT"), Communications and Media companies maintained by Broadview and broken down by industry segment.

    In order of descending TTM TMC/R, the public company comparables consist of:

    1)  Advanced Fibre Communications, Inc.;

    2)  ADTRAN, Inc.;

    3)  Paradyne Networks, Inc.;

    4)  PairGain Communications Technologies, Inc.;

    5)  Computer Network Technology Corp.;

    6)  Digi International, Inc.;

    7)  Teltrend, Inc.;

    8)  Larscom, Inc.;

    9)  ACT Networks, Inc.;

    10) Verilink Corp.; and

    11) Madge Networks N.V.

    These comparables exhibit the following medians and ranges for the applicable multiples:

                                                      MEDIAN MULTIPLE   RANGE OF MULTIPLES
                                                      ---------------   ------------------
TTM TMC/R...........................................       0.87x            0.11x - 6.03x
TTM P/E.............................................      36.31x         13.62x - 120.19x
Projected 2000 TMC/R................................       2.15x            0.16x - 5.69x
Projected 2000 P/E..................................      28.73x          10.23x - 92.13x

    These comparables imply the following medians and ranges for per share value:

                                                        IMPLIED MEDIAN
                                                            VALUE        RANGE OF MULTIPLES
                                                        --------------   ------------------
TTM TMC/R.............................................      $ 6.26        $ 3.57 - $24.53
TTM P/E...............................................      $ 6.03        $ 2.26 - $19.96
Projected 2000 TMC/R..................................      $12.26        $ 3.86 - $27.14
Projected 2000 P/E....................................      $ 6.61        $ 2.35 - $21.19

    TRANSACTION COMPARABLES ANALYSIS--Ratios of Equity Purchase Price, adjusted for the seller's cash and debt when appropriate, to selected historical operating metrics indicate the value strategic and financial acquirers have been willing to pay for companies in a particular market segment. Several companies involved in recent transactions are comparable to Premisys based on market focus, business model and size. Broadview reviewed eight comparable merger and acquisition ("M&A") transactions from January 1, 1997 through October 20, 1999 involving North American sellers providing Enterprise LAN and WAN Access Equipment with trailing revenue between $20 million and $350 million, from a financial point of view including each transaction's Adjusted Price (Equity Price plus debt minus cash); Seller TTM Revenue; and Adjusted Price/TTM Revenue ("P/R") ratio. Transactions were selected from Broadview's proprietary database of published and confidential M&A transactions in the IT, Communications and Media industries. In order of descending P/R multiple, the transactions used were the acquisition of each of:

    1)  Yurie Systems, Inc. by Lucent Technologies, Inc.;

    2)  Livingston Enterprises, Inc. by Lucent Technologies, Inc.;

    3)  Xylan Corp. by Alcatel Alsthom SA;

    4)  Crosscomm Corp. by Olicom A/S;

    5)  Telco Systems, Inc. by World Access, Inc.;

    6)  Digital Link Corp. by DLZ Corp.;

    7)  Microcom, Inc. by Compaq Computer Corp.; and

    8)  Shiva Corp. by Intel Corp.

    These comparables exhibit the following median and range for the applicable multiple:

                                                        MEDIAN MULTIPLE   RANGE OF MULTIPLES
                                                        ---------------   ------------------
P/R...................................................       1.78x          0.77x - 14.91x

    These comparables imply the following median and range for per share value:

                                                    MEDIAN IMPLIED
                                                        VALUE        RANGE OF IMPLIED VALUES
                                                    --------------   -----------------------
P/R...............................................       $9.48           $ 5.93 - $55.99

    TRANSACTION PREMIUMS PAID ANALYSIS--Premiums paid above the seller's EMC indicate the additional value, when compared to public shareholders, strategic and financial acquirers are willing to pay for companies in a particular market segment. In this analysis, the value of consideration paid in transactions involving stock is computed using the buyer's last reported closing price (on the appropriate exchange) prior to announcement. The seller's EMC one trading day prior to announcement is calculated using the seller's last reported closing price (on the appropriate exchange) prior to announcement. The seller's EMC twenty trading days prior to announcement is calculated using the seller's closing price (on the appropriate exchange) on the first day of that period which: (i) consists of twenty consecutive days during which the appropriate exchange conducts trading activity, and (ii) ends on the day of the last reported closing price prior to announcement. Broadview reviewed 34 comparable M&A transactions involving North American hardware vendors from January 1, 1997 to October 20, 1999 with equity consideration between $100 million and $500 million. Transactions were selected from Broadview's proprietary database of published and confidential M&A transactions in the IT, Communications and Media industries. In order of descending premium paid to seller's equity market capitalization 20 trading days prior to the date of announcement, the hardware transactions used were the acquisition of:

    1)  SEEQ Technology, Inc. by LSI Logic Corp.;

    2)  ILC Technology, Inc. by BEC Group Inc.;

    3)  Mylex Corp. by IBM Corp.;

    4)  Norand Corp. by Western Atlas, Inc.;

    5)  Summa Four, Inc. by Cisco Systems, Inc.;

    6)  STB Systems, Inc. by 3Dfx Interactive, Inc.;

    7)  Trident International, Inc. by Illinois Tool Works, Inc.;

    8)  Texas Micro, Inc. by RadiSys Corp.;

    9)  BENCHMARQ Microelectronics, Inc. by Unitrode Corp.;

    10) Chips and Technologies, Inc. by Intel Corp.;

    11) Brite Voice Systems, Inc. by InterVoice, Inc.;

    12) Continental Circuits Corp. by Hadco Corp.;

    13) Computational Systems, Inc. by Emerson Electric Co.;

    14) Positron Fiber Systems Corp. by Reltec Corp.;

    15) DH Technology, Inc. by Axiohm SA;

    16) Eltron International, Inc. by Zebra Technologies Corp.;

    17) Powerhouse Technologies, Inc. by Anchor Gaming;

    18) Shiva Corp. by Intel Corp.;

    19) ATL Products, Inc. by Quantum Corp.;

    20) Microcom, Inc. by Compaq Computer Corp.;

    21) Periphonics Corp. by Nortel Networks Corp.;

    22) Advanced Logic Research, Inc. by Gateway 2000, Inc.;

    23) Integrated Circuit Systems, Inc. by Bain Capital, Inc. and Bear, Stearns & Co., Inc.;

    24) Exide Electronics Group, Inc. by BTR plc;

    25) NetVantage, Inc. by Cabletron Systems, Inc.;

    26) Fusion Systems Corp. by Eaton Corp.;

    27) Zero Corp. by Applied Power, Inc.;

    28) Banctec, Inc. by Welsh, Carson, Anderson & Stowe;

    29) Integrated Process Equipment Corp. by SpeedFam International, Inc.;

    30) NACT Telecommunications, Inc. by World Access, Inc.;

    31) Amati Communications Corp. by Texas Instruments, Inc.;

    32) Control Devices, Inc. by First Technology plc;

    33) OnTrak Systems, Inc. by Lam Research Corp.; and

    34) Diamond Multimedia Systems, Inc. by S3 Inc.;

    These comparables exhibit the following medians and ranges for the applicable premiums (discounts):

                                              MEDIAN MULTIPLE   RANGE OF MULTIPLES
                                              ---------------   ------------------
Premium Paid to Seller's EMC One Trading Day
  Prior to Announcement.....................       29.8%         (13.7%) - 108.7%
Premium Paid to Seller's EMC 20 Trading Days
  Prior to Announcement.....................       48.8%          (2.5%) - 132.9%

    These comparables imply the following medians and ranges for per share value:

                                             MEDIAN IMPLIED    RANGE OF IMPLIED
                                                 VALUE              VALUES
                                             --------------   ------------------
Premium Paid to Seller's per Share Value
  One Trading Day Prior to Announcement....      $11.27        $ 7.50 - $18.13
Premium Paid to Seller's per Share Value 20
  Trading Days Prior to Announcement.......      $13.21        $ 8.66 - $20.67

    PREMISYS STOCK PERFORMANCE ANALYSIS--For comparative purposes, Broadview examined the following:

    1) Premisys Common Stock weekly historical volume and trading prices from October 16, 1998 through October 15, 1999; and

    2) Weekly relative closing prices for an index of the Public Company Comparables vs. Premisys and the S&P 500 from October 16, 1998 through October 15, 1999.

    PRESENT VALUE OF PROJECTED SHARE PRICE ANALYSIS--Broadview calculated the present value of the potential future price of shares of Premisys Common Stock on a standalone basis using both Premisys management projections and analyst earnings estimates for the twelve months ending June 30, 2000 discounted to October 20, 1999. The implied share price calculated using the median P/E for the public company comparables and discounted based on the Capital Asset Pricing Model ("CAPM") using the median capital structure-adjusted beta for the public company comparables is $12.88 using Premisys management projections and $8.05 using analyst projections. The implied share price calculated using the median P/E for the public company comparables and discounted based on CAPM using the Premisys 60 month historical beta is $12.11 using Premisys management projections and $7.57 using analyst projections.

    CONSIDERATION OF THE DISCOUNTED CASH FLOW VALUATION METHODOLOGY--While discounted cash flow is a commonly used valuation methodology, Broadview did not employ such an analysis for the purposes of this opinion. Discounted cash flow analysis is most appropriate for companies which exhibit relatively steady or somewhat predictable streams of future cash flow. For a company such as Premisys, a preponderance of the value in a valuation based on discounted cash flow will be in the terminal value of the entity, which is extremely sensitive to assumptions about the sustainable long-term growth rate of the company. Given the uncertainty in estimating both the future cash flows and a sustainable long-term growth rate for the Company, Broadview considered a discounted cash flow analysis inappropriate for valuing Premisys.

    In connection with the review of the Merger by the Board, Broadview performed a variety of financial and comparative analyses. The summary set forth above does not purport to be a complete description of the analyses performed by Broadview in connection with the Merger.

    The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Broadview considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Broadview believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

    In performing its analyses, Broadview made numerous assumptions with respect to industry performance and general business and economic conditions and other matters, many of which are beyond the control of Premisys. The analyses performed by Broadview are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. The Offer Price to be paid pursuant to the Merger Agreement and other terms of the Merger Agreement were determined through arm's length negotiations between Premisys and Zhone, and were approved by the Board. Broadview provided advice to the Board during such negotiations; however, Broadview did not recommend any specific Offer Price to the Board or state that any specific Offer Price constituted the only appropriate Offer Price for the Merger. In addition, Broadview's opinion and presentation to the Board was one of many factors taken into consideration by the Board in making its decision to approve the Merger. Consequently, the Broadview analyses described above should not be viewed as determinative of the opinion of the Board with respect to the value of Premisys or of whether the Board would have been willing to agree to a different Offer Price.

    Upon consummation of the Merger, Premisys will be obligated to pay Broadview a transaction fee of approximately $2,264,550. Premisys has already been invoiced by Broadview for a fairness opinion fee of $566,000 and monthly retainer fees. The fairness opinion fee and the monthly retainer fees will be credited against the transaction fee payable by Premisys upon completion of the Merger. In addition, Premisys has agreed to reimburse Broadview for its reasonable expenses, including fees and expenses of its counsel, and to indemnify Broadview and its affiliates against certain liabilities and expenses related to their engagement, including liabilities under the federal securities laws. The terms of the fee arrangement with Broadview, which Premisys and Broadview believe are customary in transactions of this nature, were negotiated at arm's-length between Premisys and Broadview, and the Board was aware of the nature of the fee arrangement, including the fact that a significant portion of the fees payable to Broadview is contingent upon completion of the Merger.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Letter to Stockholders of Premisys Communications, Inc., dated October 27, 1999.*

Exhibit 2  Text of Joint Press Release issued by Zhone
         Technologies, Inc. and the Company on October 21, 1999
         (incorporated by reference to Exhibit 99.1 to the Company's
         Current Report on Form 8-K (File No. 0-25684) dated
         October 20, 1999, filed with the Commission on October 26,
         1999 (the "Form 8-K")).

Exhibit 3  Summary Advertisement as published in the Wall Street
         Journal on October 27, 1999 (incorporated by reference to
         Exhibit (a)(8) of the Schedule 14D-1 of Parent).

Exhibit 4 Opinion of Broadview International LLC (included as Annex B to this Schedule 14D-9).*

Exhibit 5  Non-disclosure Agreement between Premisys
         Communications, Inc. and Zhone Technologies, Inc., dated as of September 20, 1999.

Exhibit 6  Information Statement (included as Annex A to this
         Schedule 14D-9).*

Exhibit 7 Agreement and Plan of Merger, dated as of October 20, 1999, among Premisys Communications, Inc., Zhone
         Technologies, Inc. and Zhone Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Form 8-K).

Exhibit 8  Company Option Agreement, dated October 20, 1999 among Zhone
         Technologies, Inc., Zhone Acquisition Corp. and Premisys
         Communications, Inc. (incorporated by reference to Exhibit 2.2 to the Form 8-K).

Exhibit 9  The Stockholders Agreement, dated October 20, 1999, among
         Zhone Technologies, Inc., Zhone Acquisition Corp., Raymond
         C. Lin, Boris J. Auerbuch and Nicholas J. Williams
         (incorporated by reference to Exhibit 2.3 to the Form 8-K).

Exhibit  Employment Agreement, dated March 25, 1999, and related
10       Secured Promissory Note, dated April 29, 1999, between
         Premisys Communications, Inc. and Claude DuPuis.

Exhibit  Employment Agreement by and between Premisys Communications,
11       Inc. and John J. Hagedorn, dated as of June 1, 1998
         (incorporated by reference to Exhibit 10.45 to the Company's
         Annual Report on Form 10-K (File No. 0-25684) filed with the
         Commission for the fiscal year ended June 26, 1998 (the
         "Form 10-K")).

Exhibit  Amendment to Employment Agreement by and between Premisys
12       Communications, Inc. and John J. Hagedorn, dated as of
         July 14, 1998 (incorporated by reference to Exhibit 10.46 to the Form 10-K).

Exhibit  Employment Agreement by and between Premisys Communications,
13       Inc. and Nicholas Williams dated as of March 31, 1997
         (incorporated by reference to Exhibit 10.38 to the Company's
         Annual Report on Form 10-K (File No. 0-25684) filed with the
         Commission for the fiscal year ended June 27, 1997).

Exhibit 14 The 1995 Directors Stock Option Plan (incorporated by reference to Exhibit 10.03 to the Company's Registration
         Statement on Form S-1 declared effective April 15, 1995
         (File No. 33-89598) (the "Registration Statement")).

Exhibit  Form of Indemnity Agreement entered into by Premisys
15       Communications, Inc. with its officers and directors
         (incorporated by reference to Exhibit 10.08 to the Registration Statement).

ANNEX A  INFORMATION STATEMENT

ANNEX B  OPINION OF BROADVIEW INTERNATIONAL LLC

------------------------

*  Included with Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           PREMISYS COMMUNICATIONS, INC.

                                           By:  /s/  John J. Hagedorn
                                                ---------------------------------------------
                                                John J. Hagedorn
                                                CHIEF FINANCIAL OFFICER

Dated: October 27, 1999

                                                                         ANNEX A

                         PREMISYS COMMUNICATIONS, INC.
                              48664 MILMONT DRIVE
                           FREMONT, CALIFORNIA 94538

                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
             SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934,
                           AS AMENDED, AND RULE 14F-1

    This Information Statement is being mailed on or about October 27 , 1999 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Premisys Communications, Inc., a Delaware corporation ("Premisys" or the "Company"), to the holders of record of shares of Common Stock, par value $0.01 per share, of the Company (the "Shares") at the close of business on or about October 27, 1999. All references to the Shares in the Statement include the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement (the "Rights Agreement"), dated as of September 18, 1998, as amended on October 20, 1999, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent. You are receiving this Information Statement in connection with the possible appointment of persons designated by Zhone Acquisition Corp., the "Purchaser" described below, to at least a majority of the seats on the Board of Directors of the Company (the "Board").

    On October 20, 1999, the Company, Zhone Technologies, Inc., a Delaware corporation ("Parent"), and Zhone Acquisition Corp., a Texas corporation and wholly owned subsidiary of Parent ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Parent will cause Purchaser, on Parent's behalf, to commence a tender offer (the "Offer") for all of the outstanding Shares at a price of $10.00 per Share, net to the seller in cash and without interest thereon and (ii) the Company will be merged with and into Purchaser (the "Merger"), with Purchaser to be the surviving corporation at the effective time of the Merger (the "Effective Time"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time. Capitalized terms used in this Information Statement and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

    Pursuant to the Merger Agreement, Purchaser commenced the Offer on October 27, 1999. The Offer is scheduled to expire at Midnight, New York City time, on November 29, 1999, unless the Offer is extended.

GENERAL INFORMATION REGARDING THE COMPANY.

    The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of October 15, 1999, there were 24,215,117 Shares outstanding. The Board currently consists of six members. At each annual meeting of stockholders, each director is elected to hold office until the next annual meeting of stockholders and until his or her successor has been elected and qualified or until such director's earlier resignation or removal. The officers of the Company serve at the discretion of the Board.

PROPOSED CHANGES TO THE COMPANY'S BOARD OF DIRECTORS.

    Pursuant to the Merger Agreement, promptly upon the acceptance for payment of, and payment by Purchaser in accordance with the Offer and the Company Option Agreement provided for in the Merger Agreement for not less than 75% of the Shares on a fully diluted basis (the "Minimum Condition"), Purchaser will be entitled to designate such number of members of the Board (the "Purchaser Designees"), rounded up to the next whole number, that equals (i) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that such number of Shares owned in the aggregate by Parent or Purchaser, upon such acceptance for payment, bears to the number of Shares outstanding. However, until the Effective Time, there shall be at least one Continuing Director (defined below). To effect the foregoing, the Company will, on the expiration date of the Offer,
(i) either increase the size of the Board or secure the resignations of such number of its incumbent directors as is necessary to enable the Purchaser Designees to be so elected to the Board, and (ii) cause the Purchaser Designees to be so elected, in each case as may be necessary to comply with the foregoing provisions.

    After the time that the Purchaser Designees constitute at least a majority of the Board and until the Effective Time, any amendment or termination of the Merger Agreement will require the approval of a majority of the then serving directors, if any, who are directors as of the date of the Merger Agreement (the "Continuing Directors"), except to the extent that applicable law requires that such action be acted upon by the full Board, in which case such action shall require the concurrence of a majority of the Board, which majority shall include each of the Continuing Directors. If there is more than one Continuing Director and prior to the Effective Time, the number of Continuing Directors is reduced for any reason, the remaining Continuing Director or Directors shall be entitled to designate persons to fill such vacancies who shall be deemed Continuing Directors for purposes of the Merger Agreement. In the event there is only one Continuing Director and he or she resigns or is removed, or if all Continuing Directors resign or are removed, he, she or they, as applicable, shall be entitled to designate his, her or their successors, as the case may be, each of whom shall be deemed a Continuing Director for purposes of the Merger Agreement.

ZHONE DESIGNEES.

    Purchaser has informed the Company that it will choose the Purchaser Designees from the persons listed below. Purchaser has also informed the Company that each of the Purchaser Designees has consented to act as a director, if so designated. Biographical information concerning each of the Purchaser Designees is presented below. Unless otherwise indicated below, the business address of each person is c/o Zhone Technologies, Inc., 7677 Oakport Street, Suite 1040, Oakland, California 94621. The following biographical information has been furnished by Parent, and the Company assumes no responsibility for the accuracy of completeness of such information.

    Mory Ejabat has served as President, Chief Executive Officer and director of Parent since June 1999. Mr. Ejabat previously served as President, Chief Executive Officer and director of Ascend Communications, Inc. ("Ascend") from June 1995 until June 1999. Prior to that, Mr. Ejabat served as Ascend's President, Chief Operating Officer and director from March 1994 to June 1995, as Executive Vice President from December 1992 to March 1994 and as Vice President, Operations from January 1990 to December 1992.

    Robert K. Dahl has served as Vice President, Finance, Chief Financial Officer, Secretary and as a director of Parent since June 1999. Prior to that time, Mr. Dahl served as a director of Ascend from July 1995 to June 1999. In addition, Mr. Dahl served as Executive Vice President, Planning of Ascend from October 1997 to January 1998 and as Vice President of Finance and Chief Financial Officer of Ascend from January 1994 to October 1997. Mr. Dahl also serves on the Board of Directors of the Bank of Alameda, Timesink, Inc., Spear Technologies, Inc. and Northpoint Communications, Inc.

    Jeanette A. Symons has served as Vice President, Research and Development, Chief Technical Officer and as a director of Parent since June 1999. Prior to that time, Ms. Symons served as Executive Vice President of Advanced Products and Chief Technical Officer of Ascend from June 1995 to June 1999, as Vice President of Engineering for Ascend from January 1994 to June 1995 and in various other management positions with Ascend from 1989 to 1993.

    James G. Coulter has served as a director of Parent since October 1999. Mr. Coulter was a founding partner of Texas Pacific Group ("TPG") in 1992 and continues to hold that position. Mr. Coulter serves on the boards of directors of Beringer Wine Estates Holdings, Inc., Genesis ElderCare Corporation, GlobeSpan, Inc., Northwest Airlines, Inc., Oxford Health Plans Inc. and Virgin Entertainment Group Limited.

    James H. Greene, Jr. has served as a director of Parent since October 1999. Mr. Greene is a member of KKR & Co., LLC, the limited liability company which serves as the General Partner of Kohlberg Kravis Roberts & Co., L.P. ("KKR"). From January 1, 1993 until January 1, 1996, he was a general partner of KKR. Mr. Greene also is a director of Accuride Corporation, Birch Telecom, Inc., Owens-Illinois, Inc. and Safeway Inc.

    Alexander Navab, Jr. has served as a director of Parent since October 1999. Mr. Navab has been an Executive of KKR since 1993. Mr. Navab is a director of Borden, Inc., Corning Consumer Products, KSL Recreation Corporation, Birch Telecom, Inc. and Regal Cinemas.

    Robert K. Packard has served as a director of Parent since October 1999. Mr. Packard has served as a partner of TPG since June 1999. Prior to joining TPG, Mr. Packard was at BT Alex. Brown Inc. from July 1989 to June 1999, most recently as a managing director and co-head of its global technology investment banking group.

    John W. Sidgemore has served as a director of Parent since October 1999. Since June 1994, Mr. Sidgemore has served as President and Chief Executive Officer of UUNET Technologies, Inc., which is now a subsidiary of MCI WorldCom.

    None of the Purchaser Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to the Company's knowledge, beneficially owns any securities (or other rights to acquire any securities) of the Company. The Company has been advised by Parent that, to Parent's knowledge, none of the Purchaser Designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the
Schedule 14D-9.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY.

    DIRECTORS. The names of the Company's directors, and certain information about them as of October 22, 1999, are set forth below:

                                                                                            DIRECTOR
     NAME OF NOMINEE          AGE                     PRINCIPAL OCCUPATION                   SINCE
--------------------------  --------   ---------------------------------------------------  --------
Boris J. Auerbuch              53      Vice President and Chief Technical Officer of          1990
                                         Terawave Communications, Inc.
Patti S. Hart (1)              43      President and Chief Executive Officer of               1999
                                         Telocity, Inc.
Edward A. Keible, Jr. (2)      56      President and Chief Executive Officer of Endgate       1994
                                         Technology Corporation
Raymond C. Lin (1)             45      President and Chief Executive Officer of Terawave      1990
                                         Communications, Inc.
Carol Herod Sharer (2)         48      President, McKinley Marketing Partners                 1999
Nicholas J. Williams           52      President and Chief Executive Officer of the           1998
                                         Company

------------------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

    Mr. Auerbuch has been Vice President and Chief Technical Officer of Terawave Communications, Inc., a manufacturer of intelligent wave division multiplexing equipment targeted at local access networks, since July 1999. He had been Senior Vice President and Chief Technical Officer and a director of the Company since co-founding the Company in July 1990 until June 1999 and was Senior Vice President, Engineering of the Company between September 1993 and October 1996 and also between November 1998 and April 1999. Mr. Auerbuch holds Bachelor of Science and Master of Science degrees in electrical engineering from the Moscow Institute of Information and Technology, Russia. He is also a member of the Board of Directors of Terawave Communications, Inc.

    Ms. Hart has been a director of the Company since September 1999. Ms. Hart has been President and Chief Executive Officer of Telocity, Inc. since
May 1999. Prior to joining Telocity, Inc., Ms. Hart was President and Chief Operating Officer of Sprint Corporation's long distance division from 1998 to 1999. Prior to taking that position, Ms. Hart held numerous marketing and sales posts at Sprint from 1986 to 1998. She has also held positions at Intecom/Wang, United Technologies and GTE Corporation from 1978 to 1986. Ms. Hart holds a Bachelor of Science degree in marketing and economics from Illinois State University. She is also a member of the Board of Directors of Vantive Corporation, a provider of e-customer relationship management solutions for companies.

    Mr. Keible has been a director of the Company since November 1994. Since January 1994, he has been President, Chief Executive Officer and a director of Endgate Technology Corporation, a telecommunications equipment manufacturer. From 1973 to June 1993, Mr. Keible held various positions at Raychem Corporation, an electronics manufacturer, most recently as Senior Vice President and General Manager, International Sector. Mr. Keible holds a Bachelor of Arts degree in engineering science, a Bachelor of Engineering degree in materials science and a Master of Engineering degree in materials science, all from Dartmouth College, and a Master in Business Administration degree from Harvard University. Mr. Keible is also a director of the American Electronics Association, an industry trade association.

    Mr. Lin has been a director of the Company since co-founding the Company in July 1990 and has served as Chairman of the Board of the Company since July 1998. Mr. Lin has been President, Chief Executive Officer and Chairman of Terawave Communications, Inc., a manufacturer of intelligent wave division multiplexing equipment, targeted at local access networks, since December 1998. Mr. Lin was Chief Executive Officer of the Company between July 1990 and July 1998 and served as an employee Chairman of the Board from August 1998 to December 1998. Mr. Lin holds a Bachelor of Science degree in civil engineering and a Master of Science degree in geotechnical engineering from the University of California, Berkeley.

    Ms. Sharer has been a director of the Company since August 1999. Ms. Sharer has been President of McKinley Marketing Partners, a professional services firm, since it was founded by Ms. Sharer in 1996. She was President of McLean Group, a marketing consulting company specializing in information and telecommunications technologies, from 1993 to 1995. Prior to entering the consulting field, Ms. Sharer held several senior vice president positions in marketing at MCI Telecommunications Corporation from 1991 to 1993. She also has held management roles in a variety of marketing positions at MCI, US Sprint and AT&T.
Ms. Sharer is a member of the boards of Affinity Media Corporation and TPS Call Sciences. She holds a Bachelor or Arts degree in economics from Florida International University and a Master of Business Administration degree in finance from George Washington University.

    Mr. Williams has been Chief Executive Officer and a member of the Board of Directors of the Company since July 1998 and President of the Company since April 1997. Mr. Williams also served as Chief Operating Officer of the Company between April 1997 and July 1998. From 1993 until his move to Premisys,
Mr. Williams was Vice President and General Manager, International of
Tellabs, Inc., a telecommunications company, where he contributed to the growth of multiple product lines, including the DXX and wireless products. Prior to joining Tellabs in 1993, he held positions of Vice President and General Manager of Advanced Technology Division and Vice President of North American Sales at AT&T Paradyne, a telecommunications equipment company, and his earlier experience included management positions at IBM. Mr. Williams holds a Bachelor of Science degree in operations analysis and math from the U.S. Naval Academy.

    EXECUTIVE OFFICERS. The current executive officers of the Company, and their ages, as of October 22, 1999, are as follows:

            NAME              AGE                                POSITION
            ----              --------   --------------------------------------------------------
Nicholas J. Williams........     52      President and Chief Executive Officer, Director
Claude Dupuis...............     40      Senior Vice President, Engineering
Robert A. Fyffe.............     45      Senior Vice President, Sales and Marketing
John J. Hagedorn............     58      Senior Vice President, Finance and Administration, Chief
                                           Financial Officer and Secretary
Robert W. Dilfer............     55      Vice President and Controller
Stephen Gleave..............     34      Vice President, Marketing

    For information regarding the positions and offices with the Company held by Mr. Williams please refer to the discussion regarding directors under "Directors" above.

    Claude Dupuis became Senior Vice President, Engineering in April 1999. He joined Premisys in July 1997 as Vice President, Engineering for the Company's Ottawa R&D Center. Prior to joining Premisys, Mr. Dupuis was employed by Nortel Networks in Ottawa as Director of the SS7 Signaling product line from 1994 to 1997 and by Bell Northern Research from 1981 to 1994 in various staff and management positions including Senior Manager for both hardware and software development teams. Mr. Dupuis holds a Bachelor of Science degree in Electrical Engineering from the University of Ottawa.

    Mr. Fyffe has been the Company's Senior Vice President, Sales and Marketing since July 1998 and was the Company's Vice President North America Sales from October 1997 to July 1998. He was the Company's Vice President, U.S. Sales from July 1996 until September 1997. From September 1990 to July 1993, he was Area Vice President of Sales of Telco Systems, Inc., a telecommunications equipment manufacturing company. Mr. Fyffe has resigned from the Company effective as of October 29, 1999. Mr. Fyffe holds a Bachelor of Computer Science degree from ITT Technical Institute.

    Mr. Hagedorn joined the Company as Senior Vice President, Finance and Administration and Chief Financial Officer and Secretary in August 1998. He was previously the Chief Financial Officer of C-Cube Microsystems Inc. ("C-Cube"), a manufacturer of digital video semiconductors and systems, from April 1997 to July 1998. Prior to joining C-Cube, he held CFO positions at IC WORKS, a semiconductor manufacturing company, from 1994 to 1997 and at Data I/O, a manufacturer of electronic programming systems, from 1987 to 1993. Mr. Hagedorn began his high tech career at Intel in 1983. He served as Chief Financial Officer for Intel Europe from 1986 to 1987. Mr. Hagedorn holds a Bachelor of Science degree in Industrial Administration from Yale University and a Master of Business Administration degree from Harvard University.

    Mr. Dilfer has been Vice President and Controller of the Company since
July 1992. From July 1980 to June 1992, he held various controller positions at Signetics Corporation, a semiconductor company. Mr. Dilfer holds a Bachelor of Science degree in industrial engineering, a Master of Science degree in industrial engineering and a Master of Business Administration degree, all from Stanford University.

    Mr. Gleave joined the Company in January 1999 as Vice President, Marketing. Prior to January 1999, Mr. Gleave was Director of Business Development, USA for Advanced Computer Communications, a division of Ericsson, Inc. from June 1998 to December 1998. He held several sales and marketing positions at Premisys from April 1994 to June 1998, including Director of Sales, Western Region and Director, Corporate Product Marketing. He also held sales and engineering positions with Newbridge Networks, Ltd. and GEC Plessey Telecommunications, Ltd. between 1983 and 1994. Mr. Gleave holds a Bachelor of Engineering, Electrical and Electronic degree from the University of Bristol, Bristol, England.

    Effective October 29, 1999, the Company has appointed Larry Asten to Senior Vice President, Sales to fill the vacancy created by Mr. Fyffe's resignation. Mr. Asten has been employed by the Company as Vice President, Carrier Sales since June 1999. Prior to his employment with Premisys, Mr. Asten served as president and chief executive officer of NETMANSYS Inc., a subsidiary of NETMANSYS S.A., based in Grenoble, France, a leading supplier of network management systems for the telecommunications industry from May 1998 to May 1999. From November 1995 to May 1998, he was Senior Vice President, Global Sales of Vertel Corporation. He has held sales and marketing positions at ADC Telecommunications, Telco Systems, Alston/Conrac and Northern Telecom since starting his career with GTE.

BOARD MEETINGS AND COMMITTEES.

    The Board met 11 times, including telephone conference meetings, during fiscal 1999. Only one director, Marino Polestra, attended fewer than 75% of the aggregate of the total number of meetings of the Board (held during the period for which he was a director) and the total number of meetings held by all committees of the Board on which such director served (during the period that such director served).

    Standing committees of the Board include an Audit Committee and a Compensation Committee. The Board does not have a nominating committee or a committee performing similar functions.

    Mr. Lin and Ms. Hart are the current members of the Audit Committee. Mr. Polestra and Mr. Morgenthaler served on the Company's Audit Committee from July 1998 to December 1998. Mr. Lin was appointed at that time to fill the vacancy on the Audit Committee that was created by Mr. Morgenthaler's resignation and continues to serve on that committee. Ms. Hart was appointed to the Audit Committee in September 1999 to fill the vacancy created by Marino Polestra's resignation from the Board and from the Audit Committee in August 1999. The Audit Committee met four times during fiscal 1999. The Audit Committee meets with the Company's independent accountants: to review the adequacy of the Company's internal control systems and financial reporting procedures; to review the general scope of the Company's annual audit and the fees charged by the independent accountants; to review and monitor the performance of non-audit services by the Company's auditors; to review the fairness of any proposed transaction between any officer, director or other affiliate of the Company and the Company, and after such review, make recommendations to the full Board; and to perform such further functions as may be required by any stock exchange or over-the-counter market upon which the Company's Common Stock may be listed.

    Mr. Keible and Ms. Sharer are the current members of the Compensation Committee. The Compensation Committee consisted of Messrs. Morgenthaler and Tan from June 1998 to December 1998 and Messrs. Tan and Keible from December 1998 until July 1999. Following Mr. Tan's resignation from the Board in July 1999, the Compensation Committee consisted of Messrs. Keible and Polestra until Mr. Polestra's resignation from the Board in August 1999, following which time the Compensation Committee has consisted of Mr. Keible and Ms. Sharer. The Compensation Committee met four times during fiscal 1999. The Compensation Committee recommends compensation for officers and certain other employees of the Company, grants options and stock awards under the Company's employee benefit plans (other than grants to non-officers of options to purchase no more than 25,000 shares in a fiscal year, pursuant to guidelines established by the Compensation Committee, which may be made by Mr. Williams, the Company's President and Chief Executive Officer) and reviews and recommends adoption of and amendments to stock option and employee benefit plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During fiscal 1999, the Compensation Committee consisted of Messrs. Keible and Tan. Neither of such directors has ever been an officer of the Company. During fiscal 1999, no executive officer of the Company served on the Board of Directors, Compensation Committee or any other committee of the Board of Directors performing similar functions of an entity of which entity either
Mr. Keible or Mr. Tan was an executive officer.

BOARD COMPENSATION.

    Director compensation was revised during fiscal 1999 to include cash compensation to directors for their services in addition to reimbursement for their reasonable expenses in attending meetings of the board of directors. The schedule of compensation includes a $12,000 annual retainer, $1,000 per board meeting fee, $750 per committee meeting fee on the same day as a board meeting, $1,000 committee meeting fee for meetings not held in conjunction with a board of directors meeting, and a $2,500 committee chairman retainer. During fiscal 1999, the following cash compensation was paid to the Company's directors.

                 DIRECTOR CASH COMPENSATION DURING FISCAL 1999

DIRECTOR                                                      COMPENSATION
--------                                                      ------------
Raymond Lin.................................................     $16,125
Edward Keible...............................................      16,000
Patti S. Hart...............................................          --
Carol H. Sharer.............................................          --
Marino Polestra.............................................      13,250
Lip-Bu Tan..................................................      13,500

    Non-employee members of the board of directors are also entitled to receive automatic grants of stock options under the Company's 1995 Directors Stock Option Plan (the "Directors Plan") as described in more detail below. During fiscal 1999, the following stock options to purchase shares of the Company's Common Stock were granted under the Directors Plan to the Company's directors.

                        OPTION GRANTS DURING FISCAL 1999

DIRECTOR                                        NO. OF OPTIONS   OPTION EXERCISE PRICE   DATE OF GRANT
--------                                        --------------   ---------------------   --------------
Patti S. Hart.................................         --                    --                      --
Edward Keible.................................      6,000              $12.9375           Nov. 23, 1998
Raymond Lin...................................         --                    --                      --
Carol H. Sharer...............................         --                    --                      --
Marino Polestra...............................      6,000              $  8.375           April 6, 1999
Lip-Bu Tan....................................      6,000              $  8.375           April 6, 1999

    All shares granted under the Directors Plan vest in four equal annual increments on the anniversary of the grant date. The vesting of options granted under the Directors Plan accelerate upon certain change in control transactions, including a merger in which the Company is not the surviving corporation. Therefore, the options held by the Company's directors that were granted under the Directors Plan will accelerate upon the Merger of the Company with and into Purchaser, if the Offer and the Merger are completed.

    Subsequent to the end of fiscal 1999, Carol Sharer and Patti S. Hart were elected to fill vacancies on the Board of Directors created by the resignations of Marino Polestra and Lip-Bu Tan. Both Ms. Sharer and Ms. Hart were granted options to purchase 25,000 shares of the Company's Common Stock. Ms. Sharer was automatically granted options to purchase 24,000 shares of the Company's Common Stock under the Directors Plan and was granted options to purchase 1,000 shares of the Company's Common Stock under the 1994 Stock Option Plan at exercise prices of $6.50 and $6.9375 per share, respectively. Ms. Hart was automatically granted options to purchase 24,000 shares of the Company's Common Stock under the Directors Plan and options to purchase 1,000 shares of the Company's Common Stock under the 1994 Stock Option Plan exercise prices of $8.625 per share. The shares granted under the 1994 Stock Option Plan vest 25% on the first anniversary of the grant date and at the rate of 2.083% monthly thereafter.

    During fiscal 1999, the Board recommended that the initial grant upon election to the Board under the Directors Plan be increased to 25,000 shares from 24,000 shares, that annual re-election grants be increased to 10,000 shares from 6,000 shares and that annual re-election grants be granted at the re-election of board members at the annual stockholder meeting rather than on the anniversary of the date of the board member's initial election to the Board. All of these changes are subject to stockholders approval at the next meeting of stockholders.

EXECUTIVE COMPENSATION.

    The following table sets forth all compensation awarded to or earned or paid for services rendered in all capacities to the Company by the Company's Named Executive Officers (as defined below under "Security Ownership of Certain Beneficial Owners and Management") during fiscal 1996, 1997 and 1998. This information includes the dollar values of base salaries and bonus awards, the number of shares subject to stock options granted and certain other compensation, whether paid or deferred.

                           SUMMARY COMPENSATION TABLE

                                                                                             LONG-TERM
                                                                                           COMPENSATION
                                                                                              AWARDS
                                                        ANNUAL COMPENSATION                -------------
                                            --------------------------------------------    SECURITIES
NAME AND PRINCIPAL POSITION                                               OTHER ANNUAL      UNDERLYING          ALL OTHER
DURING FISCAL 1999                 YEAR     SALARY($)   BONUS (1) ($)   COMPENSATION(2)       OPTIONS      COMPENSATION(3) ($)
---------------------------      --------   ---------   -------------   ----------------   -------------   -------------------
Nicholas J. Williams..........     1999     $272,000            --         $ 375,000            125,000             --
President and Chief Executive      1998      225,000      $105,000           375,000                 --             --
  Officer                          1997       34,615            --            81,250            300,000             --

Raymond C. Lin (4)............     1999       74,680            --                --                 --           $800
Chief Executive Officer            1998      275,000       160,000                --            220,000            800
                                   1997      275,000       110,213                --            230,000            800

Antonio Flores (5)............     1999      190,000        50,000                --            175,000            800
Senior Vice President,             1998      160,000        62,370                --            110,000            800
  Operations                       1997      150,000        29,235                --             95,000            800

Robert A. Fyffe (6)...........     1999      185,000        53,008                --            300,000            800
Senior Vice President, Sales       1998      158,712        90,697                --            140,000            800
  and Marketing                    1997      130,000        79,185                --             66,193            800

Boris J. Auerbuch (7).........     1999      190,000            --                --                 --            800
Senior Vice President and          1998      180,000        70,166                --            105,000            800
  Chief Technology Officer         1997      180,000        35,082                --            110,000            800

John Hagedorn (8).............     1999      169,231            --                --            425,000            800
Senior Vice President,             1998           --            --                --                 --             --
  Finance and Administration,      1997           --            --                --                 --             --
  Chief Financial Officer and        --           --            --                --                 --             --
  Secretary

------------------------------

(1) Bonus amounts in respect of the fiscal years indicated are paid in two installments in the month of January of the relevant fiscal year and the month of July following the end of such fiscal year. The Company did not pay a bonus in July 1997 for the second half of fiscal 1997, and it did not pay a bonus for any portion of fiscal 1999 based on Company performance in failing to meet its goals for fiscal 1999. A stay-on-board bonus of $50,000 was awarded to Mr. Flores in February of 1999 and is subject to repayment on a prorated basis if Mr. Flores voluntarily terminates his employment with the Company before February 2000. Mr. Flores resigned effective October 13, 1999 and will repay the Company the prorated portion of the bonus.

(2) The amounts paid to Mr. Williams in fiscal 1997, 1998 and 1999 represent compensation of $81,250 per quarter provided under Mr. Williams' employment contract for relinquishment by Mr. Williams of certain unvested options in another entity when Mr. Williams joined the Company. Mr. Williams also was paid mortgage assistance in the amount of $50,000 in fiscal 1998 and 1999 pursuant to his employment contract. See "Employment Contracts and Change of Control Arrangements."

(3) Represents the Company's 401(k) Plan matching contribution of $800 per employee participating in the plan per plan year.

(4) Mr. Lin served as Chief Executive Officer of the Company until August 3, 1998 and as the full-time Chairman of the Board of the Company until December 1998. Mr. Lin remains Chairman of the Board of Directors of the Company.

(5) Mr. Flores resigned as Senior Vice President, Operations in October 1999. The duties of his position have been assumed by Mr. David Newell, Senior Director Operations. Mr. Flores will reimburse the Company for the prorated portion of his stay-on-board bonus.

(6) Mr. Fyffe has resigned as Senior Vice President, Sales and Marketing of the Company effective October 29, 1999.

(7) Mr. Auerbuch resigned as Senior Vice President and Chief Technology Officer in June 1999. Mr. Auerbuch is a director of the Company.

(8) Mr. Hagedorn was named Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary in August 1998.

OPTION GRANTS IN FISCAL 1999.

    The following table sets forth information regarding option grants to Named Executive Officers in fiscal 1999. In accordance with the rules of the Commission, the table sets forth the hypothetical gains or "option spreads" that would exist for the options at the end of their ten-year term. These gains are based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date the options were granted to the end of the option terms.

                          OPTION GRANTS IN FISCAL 1999

                                            INDIVIDUAL GRANTS
                        ---------------------------------------------------------   POTENTIAL REALIZABLE VALUE AT
                         NUMBER OF     PERCENT OF                                      ASSUMED ANNUAL RATES OF
                        SECURITIES    TOTAL OPTIONS                                   STOCK PRICE APPRECIATION
                        UNDERLYING     GRANTED TO                                        FOR OPTION TERM (2)
                          OPTIONS     EMPLOYEES IN    EXERCISE PRICE   EXPIRATION   -----------------------------
         NAME           GRANTED (1)    FISCAL 1999      PER SHARE         DATE           5%              10%
----------------------  -----------   -------------   --------------   ----------   -------------   -------------
Nicholas J.
  Williams............    125,000          4.2%          $18.9375      7/28/2008     $1,488,712      $3,772,687
Raymond Lin...........         --           --                 --              --            --              --
Antonio Flores........     25,000          0.8%          $18.9375      7/28/2008     $  297,742      $  754,537
                           50,000          1.7             9.1875      9/18/2008        288,898         732,125
                           70,000          2.3            11.0000      12/15/2008       484,249       1,227,182
                           30,000          1.0             8.2500      2/11/2009        155,651         394,451
Robert A. Fyffe.......     25,000          0.8%          $21.6875      7/23/2008     $  340,979      $  864,107
                           40,000          1.3             9.1875      9/18/2008        231,119         585,700
                           60,000          2.0            11.0000      12/15/2008       415,070       1,051,870
                           25,000          0.8             9.2500      3/29/2009        145,432         368,553
                          150,000          5.0             8.6875       6/1/2009        819,528       2,076,846
Boris J. Auerbuch.....         --           --                 --              --            --              --
John Hagedorn.........    200,000          6.7%          $17.2500       8/3/2008     $2,169,686      $5,498,411
                           50,000          1.3             9.1875      9/18/2008        231,119         585,700
                           60,000          2.0            11.0000      12/15/2008       415,070       1,051,870
                           25,000          0.8             9.2500      3/29/2009        145,432         368,553

------------------------

(1) The options shown in the table were granted at fair market value and become exercisable with respect to 2.083% of the shares for each full month that the optionee renders services to the Company after the date of grant. The options shown in the table will expire ten years from the date of grant, subject to earlier termination upon termination of employment. Vesting of Mr. Hagedorn's options is accelerated under certain circumstances in connection with a change in control. See "Employment Agreements."

(2) The assumed annual compound rates of stock price appreciation included in the table are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future stock prices.

    Subsequent to the end of fiscal 1999, Mr. Hagedorn was granted options to purchase 100,000 shares of the Company's Common Stock at a price of $7.0625 per share. In addition, in connection with his appointment as Vice President, Sales, Mr. Asten is being granted options to purchase 100,000 shares of the Company's Common Stock. Other executive officers were also granted options to purchase an aggregate of 10,000 shares of the Company's Common Stock following the end of fiscal 1999. On September 1, 1998, Mr. Williams voluntarily surrendered, for no value or exchange of options, options to purchase 100,000 shares of the Company's Common Stock which had been granted on July 28, 1998. Mr. Williams also voluntarily surrendered on March 23, 1999 options to purchase 25,000 shares which had been granted on July 28, 1998, for no value or exchange of options, with an exercise price of $18.9375 per share. In addition, on September 1, 1998, Mr. Auerbuch voluntarily surrendered, for no value or exchange of options, options to purchase 80,000 shares, all of which had been granted on August 21, 1996, and had exercise prices of $32.00 per share.
Mr. Auerbuch also voluntarily surrendered, for no value or exchange of options, options to purchase 105,000 shares on March 23, 1999. Of the options surrendered on such date, options to purchase 25,000 shares were granted on October 1, 1997 at a price of $25.4375 per share and 80,000 shares were granted June 1, 1998 at a price of $24.90625 per share. In addition, on August 17, 1999, Mr. Flores voluntarily surrendered, for no value or exchange of options, options to purchase a total of 160,000 shares of the Company's Common Stock. Of the options surrendered by Mr. Flores, 50,000 were granted on August 21, 1996 at a price of $32.00 per share, 25,000 were granted on September 30, 1997 at a price of $24.50 per share, 25,000 were granted on October 1, 1997 at a price of $25.4375 per share and the remaining 60,000 were granted on June 1, 1998 at a price of $24.9063 per share. Officers other than the named officers voluntarily surrendered, for no value or exchange of options, options to purchase 95,000 shares at prices ranging from $24.50 to $32.00 per share.

AGGREGATE OPTION EXERCISES IN FISCAL 1999 AND FISCAL YEAR-END VALUES.

    The following table sets forth certain information concerning the exercise of options by each of the Named Executive Officers during fiscal 1999, including the aggregate amount of gains realized on the date of exercise. In addition, the table includes the number of shares covered by both exercisable and unexercisable stock options as of June 25, 1999. Also reported are values of "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding stock options and $7.21875 per share, which was the closing price of the Company's Common Stock as reported on the Nasdaq National Market on June 25, 1999.

                                                          NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                         UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                             SHARES                    OPTIONS AT FISCAL YEAR-END        AT FISCAL YEAR-END
                           ACQUIRED ON      VALUE      ---------------------------   ---------------------------
          NAME              EXERCISE     REALIZED(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
-------------------------  -----------   -----------   -----------   -------------   -----------   -------------
Nicholas J. Williams.....         --            --       152,501        137,499              --             --
Raymond Lin..............         --            --       306,563         87,083      $1,049,838             --
Boris J. Auerbuch........    112,085      $786,355        27,875         13,750      $   53,813             --
Antonio Flores...........         --            --       147,098        258,540      $  132,927             --
Robert A. Fyffe..........         --            --       100,175        392,525      $   35,719             --
John Hagedorn............         --            --        16,042        308,958              --             --

------------------------

(1) "Value Realized" represents the fair market value of the shares of Common Stock underlying the option on the date of exercise less the aggregate exercise price of the option.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS.

    On March 12, 1992, Premisys Communications Holdings, Inc. ("Premisys Holdings") entered into a Founders Agreement with Raymond C. Lin and Boris J. Auerbuch, which replaced earlier agreements dated September 10, 1990 between Messrs. Lin and Auerbuch and Premisys Communications, Inc., a California corporation. The Founders Agreement prohibits them for three years following termination of employment from interfering with any of the Company's supply relationships and from soliciting any employees of the Company to leave. Both Messrs. Lin and Auerbuch have terminated their employment with the Company.

    In April 1997, the Company hired Nicholas J. Williams as President and Chief Operating Officer of the Company, commencing on April 21, 1997. Mr. Williams' employment agreement provided for the payment of an annual base salary of $225,000 through fiscal 1997, and participation in the management incentive bonus program commencing in fiscal 1998 at 40% of his base salary contingent upon the

Company achieving its goals for fiscal 1998. Mr. Williams' employment agreement also included payment of various expenses associated with his relocation to California, including $162,500 of mortgage assistance over four years while he remains an employee. Mr. Williams is also entitled to participate in the other employee benefit programs offered by the Company. In addition, the Company agreed to pay Mr. Williams a total of $1,300,000 on a quarterly basis over four years ($81,250 per quarter) as compensation for relinquishing certain unvested stock options granted to Mr. Williams by his prior employer so long as he does not resign or is not terminated with cause. In connection with his initial employment, Mr. Williams was also granted 300,000 options to purchase shares of the Company's Common Stock at a price of $8.875, as contemplated by the agreement.

    In July 1998, the Company hired John J. Hagedorn as Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary of the Company commencing on August 3, 1998. Mr. Hagedorn's employment agreement provided for the payment of an annual base salary of $200,000 through fiscal 1999, participation in the management incentive bonus program for 1999 at 45% of his salary and participation in the Company's other employee benefits programs. In addition, the employment agreement provided for the grant of stock options to purchase 200,000 shares of the Company's Common Stock that vest 25% after his first year of service and monthly thereafter until fully vested after four years. The Company has agreed to provide Mr. Hagedorn with a twelve-month salary extension and to accelerate vesting of his stock options in the event his employment with the Company is terminated due to an acquisition in which he is not named Chief Financial Officer of the combined companies.

    The Company promoted Claude Dupuis to the position of Senior Vice President, Engineering effective April 1, 1999. Mr. Dupuis' employment agreement provided for the payment of an annual base salary of $180,000 through fiscal 1999, and participation in the management incentive bonus program at 30% of his base salary contingent upon the Company achieving its goals for fiscal 1999.
Mr. Dupuis' employment agreement also included payment of various expenses associated with his relocation to California, including $108,000 of mortgage assistance over three years, assistance with tuition in the amount of $35,000 for his children's or spouse's schooling for one year, and a bridge loan of $200,000 at 6% interest to assist in the purchase of a home. The bridge loan is secured by the vested and/or exercised portion of Mr. Dupuis' options to purchase the Company's Common Stock. The loan must be repaid on the earlier of
(i) 60 months after April 29, 1999, (ii) 30 days after Mr. Dupuis' voluntary resignation of employment or (iii) 24 months after Mr. Dupuis' involuntary termination of employment for a reason other than a reorganization, sale or merger of the Company in which Mr. Dupuis' job is eliminated. Mr. Dupuis' obligation to repay the bridge loan shall be forgiven if his employment is terminated because of a reorganization, sale or merger of the Company prior to the date that is 60 months after April 29, 1999. The employment agreement also provides for severance payments equal to six months of his salary if his employment is terminated without cause. Mr. Dupuis also received a sign-on bonus of $20,000 prorated over 24 months. Mr. Dupuis is also entitled to participate in the other employee benefit programs offered by the Company. In connection with his new position, Mr. Dupuis was also granted 100,000 options to purchase shares of the Company's Common Stock at a price of $7.125, as contemplated by the agreement. If Mr. Dupuis' employment is terminated for cause, or if he voluntarily resigns within 24 months of April 1, 1999, he is required to repay the special bonus, relocation expenses, tuition allowance and mortgage assistance on a pro rata basis.

    On October 22, 1999, the Company and Al Fyffe entered into a separation agreement in connection with Mr. Fyffe's termination of employment effective October 29, 1999. Under the agreement, the Company agreed to pay Mr. Fyffe a lump sum amount equal to 12 months' salary and to pay his medical and dental coverage under COBRA for 12 months. Under the separation agreement, Mr. Fyffe agreed not to become an employee, director or consultant to a company which offers products or services that are directly in competition with those developed, manufactured or sold by the Company for a period of one year and not to solicit or hire any employees of the Company during that period, with certain limited exceptions.

COMPLIANCE WITH SECTION 16(A) OF EXCHANGE ACT.

    Section 16 of the Exchange Act requires the Company's directors and officers, and persons who own more than 10% of the Company's Common Stock to file initial reports of ownership and reports of changes in ownership with the Commission and the Nasdaq National Market. Such persons are required by Commission regulation to furnish the Company with copies of all Section
16(a) forms that they file.

    Based solely on its review of the copies of such forms furnished to the Company and written representations from the executive officers and directors, the Company believes that all Section 16(a) filing requirements were met during fiscal 1999. However, since the end of fiscal 1999, Patti S. Hart filed her Form 3 30 days, rather than 10 days, after her election to the Board of Directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

    The following table sets forth certain information, as of October 13, 1999, with respect to the beneficial ownership of the Company's Common Stock by
(i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) each director and nominee, (iii) each person who has served as the Chief Executive Officer of the Company during fiscal 1999 and each of the Company's four most highly compensated executive officers (other than anyone who served as Chief Executive Officer) who were serving as executive officers at the end of fiscal 1999 (together, the "Named Executive Officers") and (iv) all current directors and executive officers as a group.

                                                                                       PERCENT OF
                                                            AMOUNT AND NATURE OF       OUTSTANDING
          NAME AND ADDRESS OF BENEFICIAL OWNER             BENEFICIAL OWNERSHIP(1)   COMMON STOCK(1)
---------------------------------------------------------  -----------------------   ---------------
T. Rowe Price Associates, Inc.(2)........................         1,876,500                7.8%
State of Wisconsin Investment Board (3)..................         1,571,000                6.5
Raymond C. Lin (4).......................................           732,852                3.0
Boris J. Auerbuch (5)....................................           262,267                1.1
Nicholas J. Williams (6).................................           183,750                  *
Robert A. Fyffe (7)......................................           156,341                  *
John Hagedorn (8)........................................           106,220                  *
Antonio Flores (9).......................................            99,909                  *
Edward A. Keible, Jr. (10)...............................            16,430                  *
Patti S. Hart (11).......................................                --                  *
Carol Sharer (11)........................................                --                  *
All current executive officers and directors as a group
  (11 persons) (12)......................................         1,688,977                7.0

------------------------

*   Less than 1%

(1) Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of October 13, 1999, are deemed to be outstanding and to be beneficially owned by the person holding such option for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) Represents 1,876,000 shares held of record by T. Rowe Price Associates, Inc. The address of T. Rowe Price Associates, Inc. is 100 East Pratt Street, Baltimore, MD 21202. The aforementioned entity filed a Form 13G with the Securities and Exchange Commission on July 9, 1999 with respect to the shares set forth herein and upon which the information included herein is based.

(3) Based on information made available to the Company through filings on Form 13F as of June 30, 1999. The address of the State of Wisconsin Investment Board is 121 East Wilson Street, Madison, Wisconsin 53702.

(4) Includes 333,855 shares subject to options exercisable within 60 days of October 13, 1999. Mr. Lin is Chairman of the Board of the Company.

(5) Includes 31,000 shares subject to options exercisable within 60 days of October 13, 1999. Mr. Auerbuch is a director of the Company. He resigned as Chief Technical Officer and Senior Vice President of the Company on
    June 30, 1999.

(6) Represents 183,750 shares subject to options exercisable within 60 days of October 13, 1999. Mr. Williams is President and Chief Executive Officer of the Company.

(7) Represents 156,341 shares subject to options exercisable within 60 days of October 13, 1999. Mr. Fyffe has resigned as Senior Vice President, Sales and Marketing of the Company effective October 29, 1999.

(8) Represents 104,584 shares subject to options exercisable within 60 days of October 13, 1999. Mr. Hagedorn is Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary of the Company.
    Mr. Hagedorn's employment agreement provides for acceleration of vesting for all of his options as a result of a change in control of the Company following which he is not named Chief Financial Officer of the combined companies. It is expected that the vesting of all of his options to purchase 425,000 shares of the Company's Common Stock will accelerate in connection with the Offer and/or Merger related to the acquisition of the Company by Parent. Of these options, options to purchase 165,000 shares will have an exercise price that is less than the $10.00 per share Offer Price. See "Employment Contracts and Change of Control Arrangements."

(9) Represents 99,909 shares subject to options exercisable within 60 days of October 13, 1999. Mr. Flores resigned as the Company's Senior Vice President, Operations effective October 13, 1999.

(10) Represents shares subject to options exercisable within 60 days of October 13, 1999 and 130 shares held of record. Mr. Keible is a director of the Company. In connection with certain change in control transactions (including the Merger of the Company with and into Purchaser) the vesting of options to purchase an additional 15,000 shares of the Company's Common Stock will accelerate pursuant to the provisions of the Directors Plan. Of the options held by Mr. Keible, options to purchase 7,300 shares have an exercise price that is less than the $10.00 per share Offer Price.

(11) Represents shares subject to options exercisable within 60 days of October 13, 1999. Ms. Hart and Ms. Sharer, directors of the Company, each hold options to purchase 25,000 shares of the Company's Common Stock, of which the options to purchase 24,000 shares that were automatically granted under the Directors Plan will vest in connection with certain change of control transactions (including the Merger of the Company with and into Purchaser) pursuant to the provisions of the Directors Plan. All of the options to purchase 24,000 shares held by each of Ms. Sharer and Ms. Hart whose vesting would be accelerated have exercise prices that are less than the $10.00 per share Offer Price.

(12) Includes the shares referenced in footnotes (4) through (8), (10) and (11), 28,039 additional shares and 125,208 additional shares subject to options exercisable within 60 days of October 13, 1999. Should the accelerated vesting that is described in those footnotes be triggered, current executive officers and directors as a group will beneficially own 2,072,393 shares, of which options to purchase 865,870 shares will have an exercise price that is less than the $10.00 Offer Price and options to purchase 468,584 shares will have an exercise price that exceeds the $10.00 per share Offer Price.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

    Since July 1, 1998, there has not been, nor is there currently proposed, any transaction or series of transactions to which the Company (or any of its predecessor corporations) was or is to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer, or holder of more than 5% of the Company's Common Stock had or will have a direct or indirect material interest other than normal compensation arrangements, which are described where required in the executive compensation disclosures and "Director Compensation" above, and the transactions described below.

    As referenced under "Employment Contracts and Change of Control Arrangements," the Company loaned Claude Dupuis, its Senior Vice President, Engineering, $200,000 on April 29, 1999 (bearing interest at 6%), which amount continues to remain outstanding plus accrued interest.

REPORT ON EXECUTIVE COMPENSATION.

    This Report of the Compensation Committee is required by the Commission and shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act of 1933, as amended, or under the Exchange Act, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed soliciting material or filed under such Acts.

    Final decisions regarding executive compensation and stock option grants to executives are made by the Compensation Committee of the Board of Directors (the "Committee"). The Committee is composed of two independent non-employee directors, neither of whom have any interlocking relationships as defined by the Commission. The Compensation Committee consisted of Messrs. Morgenthaler and Tan from June 1998 to December 1998 and Messrs. Tan and Keible from December 1998 until July 1999. Following Mr. Tan's resignation from the Board in July 1999, the Compensation Committee consisted of Messrs. Keible and Polestra until Mr. Polestra's resignation from the Board in August 1999, following which time the Compensation Committee has consisted of Mr. Keible and Ms. Sharer. Although Mr. Williams and Mr. Hagedorn attended the meetings of the Committee during fiscal 1999, they did not participate in deliberations that related to their own compensation.

    GENERAL COMPENSATION POLICY The Committee acts on behalf of the Board to establish the general compensation policy of the Company for all employees of the Company. The Committee typically reviews base salary levels and target bonuses for the Chief Executive Officer ("CEO"), other executive officers and certain other employees of the Company at or about the beginning of each fiscal year. The Committee administers the Company's incentive and equity plans, including the 1992 Stock Option Plan, the 1994 Stock Option Plan, the Management Incentive Plan (the "Incentive Plan"), the Profit Sharing Plan and the 1995 Employee Stock Purchase Plan. The Company no longer grants options under the 1992 Stock Option Plan.

    The Committee's philosophy in compensating executive officers, including the CEO, is to relate compensation directly to corporate performance. Thus, the Company's compensation policy, which applies to executive officers and other key employees of the Company, relates a portion of each individual's total compensation to the Company profit objectives and individual objectives set forth at the beginning of the Company's fiscal year. Consistent with this policy, a designated portion of the compensation of the executive officers of the Company is contingent on corporate performance and, in the case of certain executive officers, is also based on the individual officer's performance as measured against individual objectives established under the Incentive Plan, as determined by the Committee in its discretion. Long-term equity incentives for executive officers are effected through the granting of stock options under the 1994 Stock Option Plan. Stock options have value for the executive only if the price of the Company's stock increases above the fair market value on the grant date and the executive remains in the Company's employ for the period required for the shares to vest.

    The base salaries, incentive compensation and stock option grants of the executive officers are determined in part by the Committee reviewing data on prevailing compensation practices in technology companies with whom the Company competes for executive talent and by their evaluating such information in connection with the Company's corporate goals. To this end, the Committee attempts to compare the compensation of the Company's executive officers with the compensation practices of comparable companies to determine base salary, target bonuses and target total cash compensation. In addition to their base salaries, the Company's executive officers, including the CEO, are each eligible to receive cash bonuses under the Incentive Plan and to participate in the 1994 Stock Option Plan.

    FISCAL 1999 EXECUTIVE COMPENSATION

    BASE COMPENSATION. The Committee reviewed the recommendations and performance and market data outlined above and established a base salary level to be effective July 1, 1998 for each executive officer, including the CEO.

    INCENTIVE COMPENSATION. Under the Incentive Plan, cash bonuses are awarded to the extent that an executive officer achieved predetermined individual objectives and the Company met predetermined profit objectives set by the Board at the beginning of the year. The CEO's subjective judgment of executives' performance (other than his own) is taken into account in determining whether those objectives have been satisfied. Cash bonuses to individuals are limited to twice the amount of the relevant individual's target cash bonus. Performance is measured at the end of the first half and the second half of the fiscal year. For fiscal 1999, the bases of incentive compensation were Company operating profits, which represented between 30% to 100% of an individual's target incentive compensation, with the balance, if any, based on individual objectives, depending on the individual executive. The targets and actual bonus payments are determined by the Committee, in its discretion. Bonuses were not paid to the Company's officers for either half of fiscal 1999 as corporate operating profit objectives were not attained. However, a bonus of $50,000 was granted to Mr. Flores in February 1999 as an incentive for Mr. Flores to remain in the employment of the Company. The bonus was subject to repayment on a prorated basis if Mr. Flores terminated his employment with the Company within one year. Mr. Flores resigned from the Company effective October 13, 1999 and will repay the Company the prorated portion of the bonus.

    STOCK OPTIONS. Stock options typically have been granted to executive officers when the executive first joins the Company, in connection with a significant change in responsibilities, to provide greater incentives to continue their employment with the Company, to strive to increase the value of the Company's Common Stock and, occasionally, to achieve equity within a peer group. The Committee may, however, grant additional stock options to executives for other reasons. The number of shares subject to each stock option granted is within the discretion of the Committee and is based on anticipated future contribution and ability to impact corporate and/or business unit results, past performance or consistency within the executive's peer group as well as the total number of other options held by the executive that remain unvested at the time of the grant and the value of those unvested options. The stock options generally become exercisable over a four-year period with initial grants vesting 25% after the first year and monthly thereafter. Until July 22, 1999, the Company generally provided that subsequent grants of stock options would vest monthly over a 48 month period beginning one month from the date of the grant and after July 22, 1999, the Company has generally provided that subsequent grants of stock options would vest over a 48-month period, with 6.25% of the shares vesting on the third month from the date of grant and the remaining shares vesting monthly thereafter. Stock options are generally granted at a price that is equal to the fair market value of the Company's Common Stock on the date of grant.

    The Company granted stock options to its then executive officers and key employees in September and December 1998 and in March 1999. This followed a significant decline in the Company's stock price which was due, in part, to the loss in the first quarter of fiscal 1998 of substantially all of the Company's on-going revenues from its then-largest end carrier customer, MCI, in connection with the purchase of MCI by WorldCom. As a result of the decline in the Company's stock price, the options which were then held by the Company's executive officers and other key employees had exercise prices significantly in excess of the Company's stock price, which persisted during fiscal 1999. Rather than reprice options and cause the Company to incur a large potential charge to compensation expense, new options were granted to executive officers and key employees in September and December 1998 and in March 1999 at the then market prices. The purpose of these new option grants was to provide the incentive for the officers and key employees to continue employment with the Company, and increase the value of the Company's Common Stock which the Compensation Committee intended when the grants at higher exercise prices were made. To enable these new options to be granted without depleting the shareholder approved option pool, certain of the Company's officers and directors surrendered a significant number of options in September 1998 and March 1999.

    In addition, the Company granted options during fiscal 1999 and shortly after the end of that fiscal year (i) to Stephen Gleave in connection with his commencement of employment with the Company in January 1999, and in July 1999 in connection with his promotion, (ii) to Claude Dupuis in March 1999 in connection with his promotion to Senior Vice President, Engineering, (iii) to Tony Flores in February 1999 as part of the Company's attempts to maintain Mr. Flores in its employment, (iv) to John Hagedorn in July 1999 as part of an effort to maintain Mr. Hagedorn in the Company's employment and (v) to Al Fyffe in June 1999 as part of an effort to maintain Mr. Fyffe in the Company's employment and to reflect the enlargement of his responsibilities to include international sales.

    COMPANY PERFORMANCE AND CEO COMPENSATION. Upon his appointment to CEO in August 1998, Mr. Williams' base salary was set at $275,000, the same base salary that had applied to Mr. Lin prior to his resignation as CEO. Based upon the criteria set forth for fiscal 1999 under the discussion of Incentive Compensation above, the Committee did not award Mr. Williams incentive compensation for fiscal 1999 because the Company did not attain the operating profit objectives set for fiscal 1999. Pursuant to his employment agreement, as described in "Employment Contracts and Charge of Control Arrangements" in this Information Statement, the Company also paid Mr. Williams compensation of $81,250 per quarter for relinquishing certain unvested option in another entity when he joined the Company (representing $325,000 during fiscal 1999) and mortgage assistance of $50,000 during fiscal 1999.

    The Committee granted Mr. Williams options to purchase 125,000 shares of Common Stock in July 1998 largely as an incentive to achieve the Company's fiscal 1999 objectives and to ensure that there existed adequate stock incentives for Mr. Williams given the increasingly competitive employment market. Given the decline in the market price of the Company's Common Stock shortly thereafter and the Company's need for additional shares of stock under its 1994 Stock Option Plan, Mr. Williams voluntarily surrendered, for no value or exchange of options, options to purchase 25,000 of these shares on September 1, 1998 and options to purchase 100,000 of these shares on March 23, 1999.

    COMPLIANCE WITH SECTION 162(M) OF THE INTERNAL REVENUE CODE OF 1986. The Company intends to comply with the requirements of Section 162(m) of the Internal Revenue Code of 1986 for fiscal 2000. The 1994 Plan is already in compliance with Section 162(m) by limiting stock awards to named executive officers. The Company does not expect cash compensation for any individual executive officer in fiscal 2000 to be in excess of $1,000,000 or consequently affected by the requirements of Section 162(m).

                                          COMPENSATION COMMITTEE
                                          EDWARD A. KEIBLE, JR.
                                          CAROL H. SHARER

COMPANY STOCK PRICE PERFORMANCE.

    The stock price performance graph below is required by the Commission and shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act of 1933, as amended, or under the Exchange Act, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed soliciting material or filed under such Acts.

    The graph below compares the cumulative total stockholder return on the Common Stock of the Company on the effective date of the Company's Registration Statement with respect to the Company's initial public offering (April 5, 1995) to June 30, 1995, June 28, 1996, June 27, 1997, June 26, 1998 and June 25, 1999
with the cumulative total return on the Nasdaq Stock Market and the Hambrecht & Quist Technology Index (assuming the investment of $100 in the Company's Common Stock and in each of the indexes on the date of the Company's initial public offering, reinvestment of all dividends and adjustment for the 100% stock dividend effected by the Company in December 1995).

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

         PREMISYS COMMUNICATIONS, INC.  H&Q TECHNOLOGY INDEX  NASDAQ STOCK MARKET-U.S. INDEX
4/5/95                         $100.00               $100.00                         $100.00
6/30/95                        $403.52               $122.28                         $114.37
6/28/96                        $762.50               $145.06                         $149.58
6/27/97                        $196.88               $200.23                         $182.00
6/26/98                        $310.94               $265.19                         $239.74
6/25/99                         $91.41               $342.55                         $429.20

                                                           NASDAQ STOCK MARKET-US
                        PREMISYS COMMUNICATIONS, INC.               INDEX                  H&Q TECHNOLOGY INDEX
                       -------------------------------   ---------------------------   ----------------------------
                       MARKET PRICE   INVESTMENT VALUE    INDEX     INVESTMENT VALUE     INDEX     INVESTMENT VALUE
                       ------------   ----------------   --------   ----------------   ---------   ----------------
4/5/95...............     $  8.00         $100.00        261.644        $100.00           569.95       $100.00
6/30/95..............     $ 32.28         $403.52        299.244        $114.37           696.94       $122.28
6/28/96..............     $ 61.00         $762.50        391.360        $149.58           826.80       $145.06
6/27/97..............     $ 15.75         $196.88        462.031        $182.00         1,141.24       $200.23
6/26/98..............     $ 26.00         $310.94        627.266        $239.74         1,151.43       $265.19
6/25/99..............     $7.3125         $ 91.41         896.27        $429.20         2,446.24       $342.55

                             [BROADVIEW LETTERHEAD]

                                                                         ANNEX B

                                                                October 20, 1999

                                                                    CONFIDENTIAL

Board of Directors
Premisys Communications, Inc.
48664 Milmont Drive
Fremont, California 94538

Dear Members of the Board:

We understand that Premisys Communications, Inc. ("Premisys" or the "Company"), Zhone Technologies, Inc. ("Zhone" or the "Parent"), and Merger Sub, a wholly owned subsidiary of Zhone (the "Merger Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which the Parent will cause the Merger Sub to make a tender offer (the "Offer") to purchase all of the issued and outstanding shares of Common Stock of Premisys together with the associated rights ("Premisys Common Stock"), at a price per share of $10.00 in cash (the "Offer Price"), and subsequently merge with and into Premisys (the "Merger"). Pursuant to the Merger, each issued and outstanding share of Premisys Common Stock not acquired in the Offer will be converted into the right to receive an amount of cash equal to the Offer Price. The terms and conditions of the Offer and Merger (together the "Transaction") are more fully detailed in the Agreement.

You have requested our opinion as to whether the Offer Price is fair, from a financial point of view, to Premisys stockholders.

Broadview International LLC ("Broadview") focuses on providing merger and acquisition advisory services to information technology ("IT") companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to Premisys' Board of Directors and will receive a fee from Premisys upon the successful conclusion of the Transaction.

In rendering our opinion, we have, among other things:

 1.) reviewed the terms of a draft of the Agreement dated October 19, 1999 furnished to us by Latham & Watkins on October 19, 1999 (which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed);

 2.) reviewed Premisys' annual report on Form 10-K for its fiscal year ended
    June 30, 1999, including the audited financial statements included therein;

 3.) reviewed certain internal financial and operating information relating to Premisys, including preliminary results for its fiscal quarter ending September 30, 1999 and certain projections through December 31, 2000, prepared and furnished to us by Premisys management;

 4.) participated in discussions with Premisys management concerning the operations, business strategy, current financial performance and prospects for Premisys;

 5.) discussed with Premisys management its view of the strategic rationale for the Merger;

 6.) reviewed the recent reported closing prices and trading activity for Premisys Common Stock;

 7.) compared certain aspects of the financial performance of Premisys with public companies we deemed comparable;

 8.) analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Transaction;

 9.) reviewed recent equity research analyst reports covering Premisys;

10.) assisted in negotiations and discussions related to the Transaction among Premisys, Zhone, and their respective financial and legal advisors; and

11.) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by Premisys. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Premisys as to the future performance of Premisys. We have neither made nor obtained an independent appraisal or valuation of any of Premisys' assets.

Based upon and subject to the foregoing, we are of the opinion that the Offer Price is fair, from a financial point of view, to Premisys stockholders.

For purposes of this opinion, except as disclosed to us by Premisys or as disclosed in the documents we have reviewed, we have assumed that Premisys is not currently involved in any material transaction other than the Transaction and those activities undertaken in the ordinary course of conducting its business. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated only as of the date of this opinion, and any change in such conditions may impact this opinion.

This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of Premisys in connection with its consideration of the Transaction and does not constitute a recommendation to any Premisys stockholder as to whether such stockholder should tender its shares in the Offer or as to how such stockholder should vote on the Merger. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview hereby consents to references to, and the inclusion of, this opinion in its entirety in the Solicitation/Recommendation Statement on Schedule 14D-9 and Proxy Statement (if any) to be distributed to Premisys stockholders in connection with the Transaction.

                                          Sincerely,

                                          /s/ BROADVIEW INTERNATIONAL LLC

                                          Broadview International LLC

                                      B-2